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                                     Page 1


As filed with the Securities and Exchange Commission on October 15, 2002

Registration No. 333-96659

---------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------
                                   FORM SB-2/A
                             REGISTRATION STATEMENT
                                      UNDER
                          THE SECURITIES ACT OF 1933

                          CYCOMM INTERNATIONAL INC.
            (Exact Name of Registrant as Specified in Its Charter)
                               ----------------

         WYOMING                                      54-1779046
(State or Other Jurisdiction of                    (I.R.S. Employer
Incorporation or Organization)                    Identification No.)
     --------------                                   -----------

   1420 Springhill Road, Suite 420, McLean, Virginia 22102, (703) 903-9548
             (Address, Including Zip Code, and Telephone Number,
                Including Area Code, of Registrant's Principal
                              Executive Offices)
                                --------------

                                ROBERT M. HUTTON
                            Vice President of Finance
                            Cycomm International Inc.
   1420 Springhill Road, Suite 420, McLean, Virginia 22102, (703) 903-9548
          (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent For Service)

                                    Copy to:
                           DAVID J. LEVENSON, ESQ.
                      Troutman Sanders Mays & Valentine LLP
                       1660 International Drive, Suite 600
                                McLean, VA 22102
                                 (703) 734-4328
                               ----------------
       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this Registration
                                   Statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |X|

     Included in this Form are 3,327,732 shares of common stock issued pursuant to the conversion of Series F preferred stock. Cycomm registered 1,400,000 shares of common stock issued pursuant to the conversion of Series F preferred stock on registration statement number 333-54052, which was declared effective on February 5, 2001. Cycomm registered 1,197,972 shares of common stock issued pursuant to the conversion of Series F preferred stock on registration statement number 333-68572, which was declared effective on September 14, 2001.


         Cover of Registration Statement continued on following page




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                                     Page 2


         Cover of Registration Statement continued from previous page


      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                    Proposed
                                      Maximum       Proposed
                                     Aggregate      Maximum
Title of Each Class of  Amount to    Price Per     Aggregate       Amount of
  Securities to be         be        Security    Offering Price  Registration
      Registered       Registered                                   Fee(11)

Common Shares (1)      103,009,524    $0.0200        $2,060,190            $190
Common Shares(2)         3,327,732    $0.0200           $66,555              $6
Common Shares(3)         1,052,632    $0.0200           $21,053              $2
Common Shares(4)        16,250,000    $0.0800        $1,300,000            $120
Common Shares(5)         1,102,757    $0.4700          $518,296             $48
Common Shares(6)         1,000,000    $0.0100           $10,000              $1
Common Shares(7)         1,000,000    $0.0100           $10,000              $1
Common Shares(8)           250,000    $0.2500           $62,500              $6
Common Shares(9)           137,845    $0.4700           $64,787              $6
Common Shares(10)          137,845    $0.4700           $64,787              $6
Total                  127,268,335                   $4,178,168            $386


(1) Shares to be issued upon conversion of convertible debentures. The proposed maximum aggregate price per security is calculated as of the market price of Cycomm's stock as of October 9, 2002.
(2) Shares issued upon the conversion of Cycomm's Series F Convertible Redeemable Preferred Stock. The proposed maximum aggregate price per security is calculated as of the market price of Cycomm's stock as of October 9, 2002.
(3) Shares issued under a legal settlement at a share price of $0.095 per share. The proposed maximum aggregate price per security is calculated as of the market price of Cycomm's stock as of October 9, 2002.
(4) Issuable upon exercise of warrants. Warrants have an exercise price of $0.08 per share.
(5) Issuable upon exercise of warrants. Warrants have an exercise price of $0.47 per share.
(6) Issuable upon exercise of warrants. Warrants have an exercise price of $0.01 per share.
(7) Issuable upon exercise of warrants. Warrants have an exercise price of $0.01 per share.
(8) Issuable upon exercise of warrants. Warrants have an exercise price of $0.25 per share.
(9) Issuable upon exercise of warrants. Warrants have an exercise price of $0.47 per share.
(10) Issuable upon exercise of warrants. Warrants have an exercise price of $0.47 per share.
(11)  Fee is $92 per million or 0.000092, as of October 9, 2002.


        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




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                                     Page 1


      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities in any state where the offer or sale is not permitted.

                                   PROSPECTUS
                            CYCOMM INTERNATIONAL INC.
                       127,268,335 Shares of Common Stock

                      ----------------------------------

      This prospectus relates to 127,268,335 shares of our common stock that may be sold by the selling stockholders named under "Selling Shareholders" on page
24. The shares of common stock offered under this prospectus are comprised of 103,009,524 shares underling debentures convertible into common stock, 3,327,732 shares underlying preferred stock that was converted into common stock, 1,052,632 shares with registration rights, 16,250,000 shares underlying warrants to purchase common stock at $0.08 per share, 1,378,447 shares underlying warrants to purchase common stock at $0.47 per share, 2,000,000 shares underlying warrants to purchase common stock at $0.01 per share and 250,000 shares underlying warrants to purchase common stock at $0.25 per share. We will not receive any additional proceeds from the sale of the 103,009,524 shares underlying debentures convertible into common stock, or from the 3,327,732 shares underlying preferred stock that was converted into common stock or from the 1,052,632 shares with registration rights. We will receive up to $2,030,370 upon the exercise of the 19,878,447 warrants to purchase common stock.

      Shares of Cycomm's common stock are quoted on the OTC Bulletin Board ("OTCBB") under the symbol "CYII." The reported closing per share price for the common stock of Cycomm on October 9, 2002 was $0.02.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      These securities involve a High Degree of Risk. You should carefully consider the "Risk Factors" beginning on page 3.

              The date of this prospectus is September 23, 2002


                          RELY ONLY ON THIS PROSPECTUS

     You should rely only on the information incorporated by reference or presented in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.


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                                     Page 2


                                 TABLE OF CONTENTS

                                                                   PAGE NUMBER


SUMMARY...........................................................     3

FORWARD LOOKING STATEMENTS........................................     3

RISK
FACTORS...........................................................     3

DILUTION..........................................................     5

USE OF
PROCEEDS..........................................................     6

MARKET FOR COMMON STOCK...........................................     7

DIVIDEND POLICY...................................................     7

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..................     8

DESCRIPTION OF BUSINESS...........................................    13

MANAGEMENT........................................................    19

PRINCIPAL STOCKHOLDERS............................................    21

RELATED PARTY TRANSACTIONS........................................    23

DESCRIPTION OF SECURITIES.........................................    24

SELLING SHAREHOLDERS..............................................    25

PLAN OF DISTRIBUTION..............................................    27

EXPERTS...........................................................    29

LEGAL.............................................................    29

DESCRIPTION OF PROPERTY...........................................    29

LEGAL PROCEEDINGS.................................................    29

WHERE YOU CAN FIND MORE
  INFORMATION.....................................................    30

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES...................................................    30

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS........................    31




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                                     Page 3


                            CYCOMM INTERNATIONAL INC.

                                     SUMMARY

     We manufacture mobile, rugged computers with wireless communication capabilities. Rugged computers are designed to function in harsh environments such as extreme weather, shock, moisture and vibration, and are sold primarily to police agencies, fire departments, utilities, field services and other mobile workers. All of our products are designed for wireless use. Additionally, we offer products for sale in the health and industrial markets.

     Cycomm International Inc. is a Wyoming corporation with its principal office located at 1420 Springhill Road, Suite 420, McLean, VA 22102. The telephone number is (703) 903-9548.

                           FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, as more fully described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                  RISK FACTORS

     You should consider carefully the following risks before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties also may impair our business operations. Any of the following risks may cause our business, financial condition and results of operations to suffer. This could cause the trading price of our common stock to decline and you may lose all or part of the money paid to buy our common stock.

                    WE MAY NOT BE PROFITABLE IN THE FUTURE

     We have accumulated net losses from inception through June 30, 2002 of approximately $73 million. Our losses have resulted principally from the operations of subsidiaries that were sold or shut down prior to December 31, 1999. We have shifted all of our resources to our subsidiary that manufactures rugged, wireless computers. This market has shown potential, but this subsidiary has not been profitable on a stand-alone basis. If we are not profitable, the market price of our stock may decline. Profitable operations depend on a number of factors, many of which are beyond our direct control. The factors include:

|X| The demand for our products
|X| Our ability to manufacture our products efficiently and to control production costs
|X| Our ability to increase our manufacturing capacity
|X| The level of product and price competition
|X| General economic conditions

           WE RELY ON SINGLE SOURCES FOR SOME OF OUR RAW MATERIALS
            AND OUR BUSINESS COULD SUFFER IF THESE MATERIALS WERE
                       NOT AVAILABLE FROM CURRENT SOURCES

     We rely on sole sources for some of our raw materials and components. If these raw materials or components were no longer available, our manufacturing operations could be interrupted until another supplier could be identified, its products validated and trading terms with it negotiated. We cannot be sure that an alternative supplier could be identified in a timely manner, or at all, or that favorable terms could be negotiated with an alternative supplier. Any disruptions in our manufacturing operations from the loss of a supplier could have a material adverse effect on our results of operations, and potentially damage our relations with our customers.




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                                     Page 4


               WE DEPEND ON KEY PERSONNEL AND MUST CONTINUE TO
                        ATTRACT AND RETAIN KEY PERSONNEL

     Our success depends upon the continued contributions of our executive officers and engineering personnel. The departure of any one of these key individuals could result in setbacks that could adversely affect our success and continuing operations. The success and growth of our company depends upon our ability to identify, recruit and retain key management personnel. The competition for qualified personnel is intense, and there are no assurances that we will be successful in our efforts.

          OUR COMPETITION IS SOMETIMES LARGER AND BETTER KNOWN, WITH
            MORE RESOURCES IN FINANCE, MANUFACTURING AND MARKETING

     We compete in the rugged, wireless computer business with a wide variety of computer manufacturers and repackagers, some of which are larger, better known and have more resources in finance, manufacturing and marketing. We compete based on customization capabilities, price, performance, delivery and quality.

     In the public safety market, we are often required to enter into competitive bids or negotiated contracts with government departments and agencies. In many cases, we are the higher priced bidder for public safety bids. We use many custom made components, which can be more expensive than parts used by our competitors. The parts we use are designed to be much more rugged than parts available commercially. We also make extensive modifications and refinements to our computers in order to meet our customers' needs. While our products are more expensive, they generally function at a higher level of performance and reliability than similar products offered by our competitors.

        WE RELY ON KEY RESELLERS TO MARKET AND DISTRIBUTE OUR PRODUCTS

      Many of our sales are made through resellers. Our resellers approach municipalities and government agencies with total solutions for their mobile computing needs. These resellers typically handle the software integration and installation of our computers into public safety vehicles. Our resellers are an important distribution channel and marketing source for our products. Maintaining good working relationships with our resellers is critical to the success of our company. The loss of one or any of our major resellers could adversely affect our company's success in the future.

   OUR SHARES ARE DEEMED "PENNY STOCK" AND ARE SUBJECT TO ADDITIONAL MARKET
                                   DISCLOSURES

      A "penny stock" is generally defined to be any equity security not listed on NASDAQ or a national securities exchange that has a market price of less than $5.00 per share, subject to certain exceptions. Our shares are traded on the Over-the-Counter Bulletin Board ("OTCBB"), and therefore would be deemed penny stock. In such case, trading in our shares is regulated pursuant to penny stock rules. These rules may limit the ability of our shareholders to sell in the secondary market, through brokers, dealers or otherwise. We also understand that many brokerage firms will discourage their customers from trading in shares falling within the penny stock definition due to the added regulatory and disclosure burdens imposed by these rules.

                        OUR COMMON STOCK MAY BE DILUTED.

The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the differences between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

Furthermore, we may issue additional shares, options and warrants and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plan, all of which may further dilute our net tangible book value.



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                                     Page 5


 OUR SALE OF SHARES UPON CONVERSION OF DEBENTURES AT A PRICE BELOW THE
     MARKET PRICE OF OUR COMMON STOCK WILL HAVE A DILUTIVE IMPACT.

     We have issued debentures to certain investors that may be converted into common stock at a discount to the then-prevailing market price of our common stock. Accordingly, the issuance of shares upon conversion of the principal and interest under the debentures will have a dilutive impact. Discounted sales resulting from the conversion of the debentures could have an immediate adverse effect on the market price of the common stock. Also, to the extent that debenture and warrant holders convert their securities and sell the underlying shares into the market, the price of our shares may decrease due to the additional shares in the market. A decrease in the market price of our common stock will cause the conversion price of the debentures to decrease, causing the debentures to be convertible into a larger number of common shares, which will further increase the dilutive impact of the debentures. A substantial decline in the current market price of our common stock would have a dramatic effect on the number of shares to be issued upon the conversion of debentures. For example, a 25% decrease in the market price of our common stock would cause the number of shares to be issued upon conversion of the debentures to increase from 90,133,333 to 120,177,778. A table showing the potential effects of various percentage stock price decreases on the number of shares to be issued upon conversion of debentures can be found on page 28 of this document, in the "Plan of Distributio" section. The debenture agreements limit the debenture holders from owning more than 9.99% of Cycomm's outstanding common stock at any time, which reduces the likelihood of a change in control in the ownership of Cycomm.

THE CONVERSION TERMS OF THE CONVERTIBLE DEBENTURES DO NOT PROHIBIT SHORT SELLING
 OF OUR COMMON STOCK BY THE HOLDERS OF THE DEBENTURES OR BY OTHER SHAREHOLDERS

     Our debentures are convertible into common stock at a discount of the market price of our common stock at the time of the notice of conversion. If the market price of our common stock declined, the conversion price of the debentures would also decline, causing the debenture holders to receive a larger number of common shares upon conversion. The terms of the convertible debentures do not prohibit the holders from selling our common stock short at the market price, converting the debentures into common stock at a discount to the market price to cover their short position, and potentially realizing a profit on the sale equal to the difference between the current market price and the conversion price. Selling our stock short could cause the market price of our common stock to decline, further reducing the conversion price of the debentures and increasing the number of shares to be issued upon conversion of the debentures. The debenture agreements contain no restrictions on short selling by the debenture holders.



 OUR AUDITORS HAVE ISSUED A "GOING CONCERN" OPINION ON OUR DECEMBER 31,
                   2001 ANNUAL REPORT ON FORM 10-KSB

      Our auditors modified their report to include an explanatory paragraph regarding the Cycomm's ability to continue as a going concern. We incurred a net loss from continuing operations of $4.8 million for the year ended December 31, 2001 and as of that date had a working capital deficit of approximately $1.4 million and an accumulated deficit of $69.6 million. Further, we were not in compliance with the terms of our debt agreements at December 31, 2001. These factors raise substantial doubt about Cycomm's ability to continue as a going concern. Management is addressing the going concern by further penetrating new markets such as military, field service and utilities, implementing cost savings initiatives, evaluating potential acquisitions and strategic partnerships, and further capitalizing Cycomm through borrowings and private equity placements, however there are no assurances that these efforts will be successful.


                                    DILUTION

      On June 30, 2002, Cycomm had a net tangible book value of $(1,228,399) or $(0.02) per share (based on 77,205,614 shares outstanding). The net tangible book value per share is calculated by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock. We will not receive any additional proceeds

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                                     Page 6


from the sale of the 103,009,524 shares underlying debentures convertible into common stock, or from the 3,327,732 shares underlying preferred stock that was converted into common stock, or from the 1,052,632 shares that were issued in settlement of a lawsuit. Without considering the possible exercise of the 19,878,447 warrants to purchase common stock included in the prospectus, there will be no dilutive effect related to the sale of the common shares included in the prospectus.

                                 USE OF PROCEEDS

     The selling shareholders will receive the proceeds from the sale of 107,389,888 shares of common stock included in this prospectus. If the 19,878,447 warrants to purchase common stock are exercised, we will receive up to $2,030,370. Cycomm intends to use the proceeds from the exercise of the options and warrants for working capital and for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholders.


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                                     Page 7


                             MARKET FOR COMMON STOCK

      Prior to May 5, 1999, Cycomm's common stock was traded on The American Stock Exchange ("AMEX") under the symbol "CYI". As of May 5, 1999, the common stock was quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "CYII".

      The quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The following tables set forth the reported high and low sales prices as reported by AMEX or OTCBB for the periods indicated:

                                              High                 Low
Year Ended December 31, 2002

      First quarter                          $0.20                $0.11
      Second quarter                         $0.11                $0.05
      Third quarter                          $0.06                $0.03

Year Ended December 31, 2001

      First quarter                          $0.46                $0.21
      Second quarter                          0.34                 0.20
      Third quarter                           0.27                 0.15
      Fourth quarter                          0.29                 0.14

Year Ended December 31, 2000

      First quarter                          $3.56                $0.66
      Second quarter                          2.31                 0.88
      Third quarter                           1.31                 0.63
      Fourth quarter                          1.12                 0.40

      On September 23, 2002, as reported by Cycomm's transfer agent, shares of common stock were held by 996 persons, based on the number of record holders, including holders who are nominees for an undetermined number of beneficial owners.

                                 DIVIDEND POLICY

      Cycomm has not paid any dividends and has no present intention of paying dividends on the common stock in the foreseeable future as it intends to retain any future earnings to fund operations and the continued development of its business. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of Cycomm's Board of Directors and will be dependent on the earnings, financial condition, and capital requirements of the Cycomm and any other factors Cycomm's Board of Directors may consider relevant. Cycomm is required to pay dividends on its 10% convertible redeemable preferred stock. Dividends on the preferred stock can be paid in either cash or in shares of Cycomm's common stock. To date, all dividends have been paid in shares of common stock.



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                                     Page 8


  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Results of Operations

The following discussion should be read in conjunction with the financial statements and related notes, which are included elsewhere in this report. Statements made below which are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, general economic conditions, our ability to ability to execute our plans to increase revenues and market share, competitive factors and other risk factors, not all of which are detailed here.

Three Months Ended June 30, 2002 and June 30, 2001

Revenues for the three months ended June 30, 2002 were $397,691 as compared to revenues of $576,943 for the prior period. The decrease in revenue was primarily the result of delays related to the restructuring of our company. During the three months ended June 30, 2002, we reduced our headcount from 75 employees to 18 employees and closed our Canadian facility. The transition of the manufacturing operations and physical transfers of materials slowed productivity in the three months ended June 30, 2002.

Cost of sales for the three months ended June 30, 2002 was $298,760 as compared to cost of sales of $683,595 for the prior period. Gross margins for the three months ended June 30, 2002 were 25% as compared to gross margins of (18%) in the prior period. The improvement in gross margins is a result of lower overhead costs associated with the reduction in headcount.

Operating expenses increased to $1,885,491 for the three months ended June 30, 2002 as compared to $1,021,632 in the prior period. Selling, general and administrative expenses decreased to $742,642 from $805,761 in the three months ended June 30, 2001, primarily as a result of headcount reductions. The restructuring of Cycomm's organization caused Cycomm to incur $998,874 in exit costs in the three months ended June 30, 2002. This amount includes $399,976 related to severance charges for terminated employees, $355,832 related to the termination liability for the lease on Cycomm's Canadian facility, a $130,214 write-off of Canadian fixed assets, and a reserve of $112,852 taken against the value of Cycomm's Canadian foreign taxes receivable. Research and development costs decreased to $133,397 as compared to $196,873 in the prior period. The decrease is the result of headcount reductions in the R&D staff.

Depreciation and amortization decreased to $10,578 for the three months ended June 30, 2002 as compared to $18,998 in the prior period. The decrease is a result of certain fixed assets reaching the end of their depreciable lives, and the write-off of Canadian fixed assets with a book value of $130,214 included in exit costs in the three months ended June 30, 2002.

Interest expense for the three months ended June 30, 2002 was $74,477 as compared to $86,428 for the prior period. The decrease is a result of lower average debt balances during the six months ended June 30, 2002, and a lower amount of interest being paid to vendors, offset by interest on convertible debentures. On June 17, 2002, Cycomm issued debentures convertible into Cycomm common stock with a principal amount of $1,050,000, bearing interest at 8% and maturing on June 17, 2003. The total interest accrued on the principal of the debentures in the three months ended June 30, 2002 was $2,992. The debentures have a beneficial conversion feature, in which they are convertible at a discount to the market price of Cycomm's common stock. This beneficial conversion feature has a value of $652,829, which is amortized over the life of the debenture and recognized as interest expense. Total interest related to the amortization of the beneficial conversion feature in the three months ended June 30, 2002 was $23,252. Additionally, Cycomm issued 13,125,000 warrants to purchase common stock at $0.08 per share to the debenture holders. The relative fair value of these warrants is $343,870, which is amortized over the life of the debenture and recognized as interest expense. Total interest related to the amortization of the relative fair value of the warrants in the three months ended June 30, 2002 was $12,247. The portion of deferred loan costs related to financing fees is amortized over the life of the debentures, and recognized as interest expense. Total interest expense related to the amortization of deferred loan costs was $5,285 in the three months ended June 30, 2002.

Net loss increased to $1,861,669, or $0.03 per share, for the three months ended June 30, 2002 from $1,143,080, or $0.03 per share for the three months ended June 30, 2001. The increase in net loss is a result of the factors discussed above.

Six Months Ended June 30, 2002 and June 30, 2001

Revenues for the six months ended June 30, 2002 were $969,624 as compared to revenues of $1,877,473 for the prior period. The decrease in sales was a primarily the result of the loss of a major customer which accounted for 40% of Cycomm's sales in the six months ended June 30, 2001. Revenue was also affected by delays caused by the restructuring of our company. During the six months ended June 30, 2002, we reduced our headcount from 75 employees to 18 employees and closed our Canadian facility. The transition of the manufacturing operations and physical transfers of materials slowed productivity in the three months ended June 30, 2002.

Cost of sales for the six months ended June 30, 2002 was $769,805 as compared to cost of sales of $1,715,866 for the prior period. Gross margins for the six months ended June 30, 2002 were 21% as compared to gross margins of 9% in the prior period. The improvement in gross margins is a result of lower overhead costs associated with the reduction in headcount.

Operating expenses increased to $3,027,244 for the six months ended June 30, 2002 as compared to $2,429,693 in the prior period. Selling, general and administrative expenses decreased to $1,625,805 from $1,951,358 in the six months ended June 30, 2001. The decrease is primarily the result of costs related to Cycomm's restructuring efforts. The restructuring of Cycomm's organization caused Cycomm to incur $998,874 in exit costs in the six months ended June 30, 2002. This amount includes $399,976 related to severance charges for terminated employees, $355,832 related to the termination liability for the lease on Cycomm's Canadian facility, a $130,214 write-off of Canadian fixed assets, and a reserve of $112,852 taken against the value of Cycomm's Canadian foreign taxes receivable. Research and development costs decreased to $377,699 as compared to $440,010 in the prior period. The decrease is the result of headcount reductions in the R&D staff.

Depreciation and amortization decreased to $24,866 for the six months ended June 30, 2002 as compared to $38,325 in the prior period. The decrease is a result of certain fixed assets reaching the end of their depreciable lives, and the write-off of Canadian fixed assets with a book value of $130,214 included in exit costs in the three months ended June 30, 2002.

Interest expense for the six months ended June 30, 2002 was $114,485 as compared to $212,331 for the prior period. The decrease is a result of lower average debt balances during the six months ended June 30, 2002, and a lower amount of interest being paid to vendors, offset by interest on convertible debentures. On June 17, 2002, Cycomm issued debentures convertible into Cycomm common stock with a principal amount of $1,050,000, bearing interest at 8% and maturing on June 17, 2003. The total interest accrued on the principal of the debentures in the six months ended June 30, 2002 was $2,992. The debentures have a beneficial conversion feature, in which they are convertible at a discount to the market price of Cycomm's common stock. This beneficial conversion feature has a value of $652,829, which is amortized over the life of the debenture and recognized as interest expense. Total interest related to the amortization of the beneficial conversion feature in the six months ended June 30, 2002 was $23,252. Additionally, Cycomm issued 13,125,000 warrants to purchase common stock at $0.08 per share to the debenture holders. The relative fair value of these warrants is $343,870, which is amortized over the life of the debenture and recognized as interest expense. Total interest related to the amortization of the relative fair value of the warrants in the six months ended June 30, 2002 was $12,247. The portion of deferred loan costs related to financing fees is amortized over the life of the debentures, and recognized as interest expense. Total interest expense related to the amortization of deferred loan costs was $5,285 in the six months ended June 30, 2002.

Net loss increased to $2,941,974, or $0.04 per share, for the six months ended June 30, 2002 from $2,254,280, or $0.06 per share for the six months ended June 30, 2001. The increase in net loss is a result of the factors discussed above.

Year Ended December 31, 2001 and Year Ended December 31, 2000

      The revenues for the year ended December 31, 2001 were $5,122,320, which represents an increase of $1,690,191 from revenues of $3,432,129 for the prior year. The increase is primarily the result of sales to Montgomery County, Maryland, Henrico County, Virginia, Riverside County, California and Fairfax County, Virginia in 2001. Sales to these four municipalities accounted for 79% of Cycomm's 2001 revenues.

      Cost of sales for the year ended December 31, 2001 was $4,754,662 as compared to cost of sales of $3,461,560 for the prior year. Cycomm had gross margins of 7% in the year ended December 31, 2001, as compared to gross margins of (1%) in the prior year. The increase in gross margins is a result of increased sales, which allows manufacturing overhead to be spread over more products, lowering the cost of production per unit. Cycomm's cost of sales for 2001 includes warranty costs of $231,789, as compared to warranty costs of $639,165 in 2000. Warranty costs for 2000 related primarily to the replacement of defective hard drives from one of Cycomm's suppliers, and the correction of an error with our real-time clocks in units with 586 processors.

      Operating expenses increased to $5,056,845 for the year ended December 31, 2001 as compared to $4,708,284 for the prior year. Selling, general and administrative ("SG&A") expenses were $4,087,059 for the year ended December 31, 2001, as compared to $3,835,302 for the year ended December 31, 2000. The increase was primarily a result of the expansion of Cycomm's sales force from 4 people in the year ended December 31, 2000 to 10 people in the year ended December 31, 2001.

      Research and development expenses for the year ended December 31, 2001 were $893,583, an increase of $109,287 from the prior year. Cycomm increased its R&D expenditures in order to accelerate the release of the Pentium III PCMobile and docking stations with dual USB ports.

      Depreciation and amortization decreased to $76,203 for the year ended December 31, 2001, as compared to $88,686 in the prior year. The decrease is a result of certain fixed assets reaching the end of their depreciable lives during 2001.

      Interest expense for the year ended December 31, 2001 was $316,164 as compared to $431,473 for the year ended December 31, 2000. The decrease is the result of lower average debt balances during the year. The decrease in interest charges paid on the revolving line of credit were partially offset by an increase in finance charges paid to one of Cycomm's key suppliers in the year ended December 31, 2001, as compared to finance charges paid to this supplier in the year ended December 31, 2000.

      Other income for the year ended December 31, 2001 was $46,370 as compared to $4,585 in the prior year. Included in other income for the year ended December 31, 2001 is a gain of $70,940 on the settlement of a vendor obligation, offset by miscellaneous expenses.

      Net loss from continuing operations was $4,799,724, or $0.11 per share, for the year ended December 31, 2001 as compared to $5,143,095, or $0.20 per share for the year ended December 31, 2000. The decrease in net loss from continuing operations is the result of the factors discussed above.

      Cycomm legally dissolved its Cycomm Secure Solutions ("CSS") subsidiary in the year ended December 31, 2000. As a result of the dissolution, Cycomm eliminated CSS' liabilities and recognized a gain of $1,119,273, or $0.04 per share, for the year ended December 31, 2000.

Liquidity and Capital Resources

      Cycomm has satisfied working capital requirements through cash on hand, available lines of credit and various equity related financings. At June 30, 2002, Cycomm had cash and cash equivalents of $457,351.

      In the year ended December 31, 2001, cash used in operations amounted to $3,530,525, largely due to Cycomm's loss from continuing operations of $4,799,724. Inventories decreased by $1,117,823, a vendor deposit was reduced by $283,449 and accounts receivable decreased by $12,071, but these sources of cash were offset by an increase in foreign taxes receivable of $44,465, a decrease in accounts payable of $445,227 and a decrease in accrued liabilities of $27,481. Cash used in investing activities was $26,452, related to the purchase of fixed assets. Cash provided by financing activities was $3,336,671 for the year ended December 31, 2001. Cycomm completed a series of private placements of its common stock for net proceeds of $3,004,721, and completed a private placement of Series F preferred stock for net proceeds of $611,500. Cycomm decreased the amounts drawn on its revolving line of credit by $269,819 during the year ended December 31, 2001.

      Cycomm's net working capital deficit at December 31, 2001 was ($1,400,154) as compared to ($801,871) at December 31, 2000. In the year ended December 31, 2001, Cycomm's current assets decreased by $1,651,334, and current liabilities decreased by $1,053,051. Inventories decreased as a result of improved inventory turnover and lower purchasing levels in the fourth quarter of 2001. Accounts receivable decreased as a result of improved collections and low sales volumes in the fourth quarter of 2001. The balance of Cycomm's revolving credit facility, which is collateralized by accounts receivable and inventory, decreased as a result of the decreases in accounts receivable and inventory. The decrease in accounts payable is the result of a supplier applying a $283,449 deposit against outstanding payables, the recognition of $70,940 from the settlement of a vendor obligation and normal payments to suppliers. Cycomm also repaid a $300,000 obligation related to the earn-out portion of the acquisition of the Cycomm Mobile Solutions subsidiary by issuing 1,500,000 shares of Cycomm common stock to the seller.

As of December 31, 2001, Cycomm had certain contractual obligations related to capital leases, operating leases and unconditional purchase obligations. A summary of these obligations is provided below.

 Contractual Obligations                Payments Due by Period

                            Total   Less      1-3 years 4 - 5     After 5
                                    than 1                years     years
                                      year
Capital Lease Obligations   $28,958   $11,364   $17,594       ---       ---
Operating Leases          1,896,086   371,548 1,143,223   381,315       ---
                          ---------   ------- ---------   -------      ----
Total Contractual Cash
Obligations               $1,925,044 $382,912 $1,160,817 $381,315       ---
                          ========== ======== ========== ========      ====
----------------------------------------------------------------------------

      The Company also had unconditional purchase obligations of $2,058,045 to purchase inventory parts.

      Cycomm has a revolving credit facility from a lender under which Cycomm may, at its option, borrow and repay amounts up to a maximum of $2,000,000. Borrowings under this credit facility bear interest at prime plus 3%. The credit facility is collateralized by the trade accounts receivable, inventory and other assets of Cycomm Mobile Solutions. The amounts outstanding on the credit facility were $405,701 and $675,520 as of December 31, 2001 and December 31, 2000, respectively. As of December 31, 2001, Cycomm was not in compliance with the terms of its loan agreement as total borrowings under the revolving credit facility exceeded the available borrowing base of the underlying collateral by $5,019. As of March 22, 2002, Cycomm was in compliance with the terms of its loan agreement. The revolving credit facility was renewed and amended subsequent to year-end.

In the six months ended June 30, 2002, cash used in operations amounted to $2,180,744, largely due to Cycomm's net loss of $2,941,974. Accounts receivable decreased by $305,012, but this was offset by an increase in inventory of $36,423, an increase in foreign taxes receivable of $86,371, and a decrease in accounts payable of $314,187. Cash used in investing activities during the six months ended June 30, 2002 totaled $3,012. Cash provided by financing activities was $2,560,303 for the six months ended June 30, 2002. Cycomm completed 11 private placements of common stock for net proceeds of $1,857,500, borrowed funds under convertible debentures totaling $901,938 and decreased the amounts drawn on its bank credit lines in an amount of $195,263 during the six months ended June 30, 2002.

Cycomm's net working deficit at June 30, 2002 was ($1,242,713) as compared to ($1,400,154) at December 31, 2001. In the six months ended June 30, 2002, Cycomm's current assets increased by $195,583, and current liabilities decreased by $38,142. Accounts receivable decreased as a result of improved collections and lower sales volumes. Inventories increased in preparation for deliveries to customers in the third quarter of 2002. Accounts payable decreased as Cycomm paid down vendor obligations. The balance of Cycomm's revolving credit facility, which is collateralized by accounts receivable, decreased as a result of the decreases in accounts receivable.

Cycomm's auditors modified their report on Cycomm's 2001 Annual Report on Form 10-KSB to include an explanatory paragraph regarding the Company's ability to continue as a going concern. Management has taken several steps towards addressing the going concern issue. We hired a new president, who also serves as Cycomm's Chief Operating Officer, to restructure the company and lower our operating costs. We have reduced headcount from 75 employees to 18 employees, eliminating redundant positions, consolidating administrative functions, and combining our manufacturing and repair personnel. Additionally, we closed our Montreal facility. We are exploring further cost savings initiatives, and plan to outsource tasks that can be handled more efficiently by third parties. We have begun to sell to markets outside of the public safety industry, and plan to aggressively pursue the field service, utilities and industrial markets. We are also developing new products to further expand and diversify our current product line.

      Cycomm intends to fund its operations through working capital, borrowings on our secured line of credit, private equity placements and borrowings under convertible debentures. Historically, Cycomm has been able to raise capital through private equity placements and debenture issuances. During 2001, we raised $3,611,211 in private equity placements. In the six months ended June 30, 2002, Cycomm raised $1,857,500 in private equity placements and $901,938 under convertible debentures.

      In the next twelve months, Cycomm will continue expenditures related to sales and marketing, in order to generate cash flows from operations. Cycomm intends to expand its sales force and reseller network with an aggressive recruiting campaign in order to expand its national and international sales coverage. Cycomm will increase its visibility in the market through increased print and electronic advertisements, and through attendance at national and regional trade shows.

      Management is not planning to use a substantial amount of its resources in investing activities in the next twelve months. Our manufacturing facility currently has adequate capacity and management does not anticipate any material capital expenditures.

      In order to fund its marketing plans, Cycomm will need to generate cash from financing activities, and increase sales in order to access its existing line of credit. Cycomm has historically been able to satisfy its cash requirements through private placements of its common stock and management believes it will be able to raise funds in the future.

      Cycomm is also exploring several strategic alternatives, such as potential relationships and strategic transactions. Management is evaluating transactions that would provide Cycomm with access to greater financial resources, and strategic partnerships that would provide Cycomm with revenue from new markets.

Critical Accounting Policies

     Cycomm's accounting policies are more fully described in Note 2 of Notes to the 2001 Consolidated Financial Statements. As disclosed in Note 2 of Notes to the 2001 Consolidated Financial Statements, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

                           DESCRIPTION OF THE BUSINESS

     Cycomm International Inc. ("Cycomm" or "the Company") manufactures mobile, rugged computers with wireless communication capabilities. Rugged computers are designed to function in harsh environments such as extreme weather, shock, moisture and vibration, and are sold primarily to police agencies, fire departments, utilities, field services and other mobile workers. All of our products are designed for wireless use. Additionally, Cycomm offers a wireless platform and solution for public safety and other markets for mobile workers.

     Cycomm International Inc. is a Wyoming corporation with its principal office located at 1420 Springhill Road, Suite 420, McLean, VA 22102. The telephone number is (703) 903-9548.

History

      Cycomm was formed on April 30, 1986 by combining two Ontario corporations. Historically, Cycomm has operated under various names; however, it changed its name to Cycomm International Inc. on February 20, 1992. Cycomm was originally incorporated in Ontario, Canada. On October 31, 1995 Cycomm changed this status and became incorporated in the State of Wyoming.

      At its formation in 1986, Cycomm was involved in the manufacturing and marketing of sonar activated marine buoys. In 1987, Cycomm became involved in technologies related to telecommunication systems. In May 1990, Cycomm acquired Cycomm Corporation, an entity engaged in the development and marketing of specialized voice privacy communications products for the secure communications market. In November 1993, Cycomm acquired Val-Comm, Inc., a company engaged in performing classified government contracting for various communications projects.

      Cycomm continued to develop the voice privacy and encryption technologies through 1996. Cycomm then made two strategic acquisitions that allowed it to leverage existing technologies and to participate in the larger mobile and secure computer market. Specifically, Cycomm acquired XL Computing Corporation (later named Cycomm Secure Solutions Inc.) in March 1996 and XL Computing Canada Inc. (later named Cycomm Mobile Solutions Inc.) in June 1996. Cycomm Secure Solutions ("CSS") was engaged in the design, manufacture and marketing of secure computer systems. Cycomm Mobile Solutions ("CMS") is engaged in the design, manufacture and marketing of rugged mobile computer systems.

      During 1997, Cycomm shifted its resources to expand its mobile and secure computer products subsidiaries. Cycomm closed its voice privacy subsidiary and concentrated working capital on its CMS and CSS subsidiaries. The market for the Cycomm's mobile computers grew much faster than the market for secure computers. Accordingly, Cycomm began a strategy resulting in a further shifting of development resources to the mobile computing products.

      Cycomm's mobile computing division experienced significant growth in 1998. The secure computing division, however, generated substantial losses for the year ended December 31, 1998. Val-Comm, Cycomm's government contracting subsidiary experienced immaterial losses for the year ended December 31, 1998.

      In January 1999, the American Stock Exchange ("AMEX") notified Cycomm that it no longer met the AMEX continued listing criteria, and that Cycomm would be de-listed. Cycomm underwent a significant restructuring, selling its secure computing division and its Val-Comm subsidiary in order to focus on the wireless mobile computing market. Proceeds from the sales were used to repay debt and to provide working capital for the mobile computing division.

      In April 2002, Cycomm began to take major steps to reduce costs. Cycomm had been built to support production levels much higher than it had achieved historically. Management made the decision to close Cycomm's Canadian facility, and to transfer all manufacturing operations to its Florida facility. In connection with the closing of our Canadian facility, Cycomm reduced its staff from approximately 75 employees to approximately 18 employees. Current staffing levels are adequate to meet existing demand, and Cycomm has the ability to expand production capacity rapidly. In the event that growth in demand outpaces capacity expansion, Cycomm has identified manufacturing outsourcing companies to handle production overflow.

      Cycomm has also expanded its product line and begun to introduce products into new markets. Going forward, in addition to the PCMobile line of rugged laptop computers, Cycomm will offer a modular PC, a wall-mounted rugged PC, rugged displays and other applications that utilize its core technologies. This expanded product suite will also allow Cycomm to enter new markets such as utilities, health care, industrial and field service. These changes, combined with the recent cost reductions, should greatly improve Cycomm's future operations.

Locations

      Executive Office. Cycomm's executive offices are located in McLean, Virginia. Our management is based in this office, along with sales, marketing, customer support, administration, financial, investment, and investor relations.

      Cycomm Mobile Solutions Inc.    Cycomm's manufacturing facility is
located in Melbourne, Florida. This location also provides repair, maintenance and technical support to customers.


Product Description and Market

Ruggedized Computers

      Cycomm manufactures a wireless ruggedized laptop computer line branded under the name "PCMobile" that is specifically designed for the public safety market. We currently market the PCMobile to police and fire departments and other public safety agencies as well as utility, commercial and industrial markets. The PCMobile is designed to withstand the extreme operating conditions in which off-the-shelf products would fail or become inoperable. Cycomm's products allow users to stay connected while operating away from the traditional office environment.

      The proprietary design and ruggedization of our product protects it from extreme conditions, or at least minimizes their adverse impact, enabling it to function in harsh environments. Computers are ruggedized by the selection and mounting of components, the design, configuration and fabrication of enclosures and electronics, and the application of special casings, seals and coatings. The encasement and keyboard are built with tougher materials, and the unit is sealed to protect the components against moisture, humidity, particles and temperature extremes.

      The PCMobile is designed to withstand a three foot drop onto concrete, and to operate in temperatures ranging from -22 to +140 degrees Fahrenheit. Our unit can also withstand severe moisture and humidity conditions and the infiltration by flying or wind-borne debris, such as sand, dust or other particles. In the operational area, the hazards involve strong vibrations and shocks that result from rough handling and transportation as well as electric interference or internal thermal conditions.

Public Safety Market

      A significant market for ruggedized computers is the public safety market. New computer and ruggedization technologies have enabled public safety organizations to advance into mobile computing as a way to increase effectiveness and efficiency of the officers on the street. Cycomm's market research indicates that in the United States, the addressable market represents approximately 450,000 public safety vehicles in approximately 19,000 local police, sheriff and special police agencies. This represents a market of over $2.1 billion.

      The growth in the U.S. public safety market for rugged mobile computers is driven by several factors. There has been an increase in federal funding made available to local public safety agencies through the COPS MORE and other programs which are designed to increase the number of police on the street. There is also an effort to integrate dispatch, field data and communications systems. Also, there are currently more rugged mobile computer options, including the PCMobile, available to public safety organizations. As public safety agencies become more familiar and comfortable with the use and benefits of new technology, management believes that the market will continue to grow.

      Cycomm has begun selling its products to the utilities markets, and has established sales channels in the field service and international markets. Cycomm believes that these markets will become a large component of future revenue.

Product Lines and Services

      Cycomm manufactures and sells a complete line of rugged computers and peripherals. Transmission options include both wired and a variety of wireless modes including satellite and terrestrial links such as cellular packet data ("CDPD") and Specialized Mobile Radio ("SMR").

      PCMobile. The PCMobile is a "ruggedized" mobile computer specifically developed for optimal mobility, flexibility and performance under severe operating conditions. It is ideal for public safety and field service. The PCMobile is certified to be used almost anywhere, performing reliably in spite of extreme conditions. The rugged magnesium housing makes the PCMobile spill and shock-proof and preserves the unit's structural integrity even at high temperatures. The light blue casing reflects rather than absorbs light, helping to maintain the electronic circuitry at lower operating temperatures. The high bright screen can be seen in direct sunlight. Rubber gaskets are fitted around door openings and between case mating parts. All external connectors have been rain-tested. The PCMobile also stands up to vibration and protects against electrostatic discharge.

Wireless Services

      Cycomm's products are wireless communications devices with secure capabilities. Cycomm offers a radio frequency ("RF") independent internet protocol ("IP") wireless platform for public safety agencies with less than 50 vehicles. The wireless platform is a turn-key solution, which is ideal for small agencies, which rarely possess the technical expertise to develop and build out an entire automated system.

Repair Services

      Cycomm Mobile Solutions Customer Service Group. Cycomm provides superior on-site and return-to-factory product support for its PCMobiles through its Customer Service Group. All Cycomm Field Technicians and Engineers are required to complete "A+ Certification" and in-house factory training courses in order to repair our products. We provide 24 hour toll-free technical support to ensure our customers' problems are resolved quickly.

      Cycomm currently has an installed base of over 5,500 PCMobiles, many of which are reaching the end of the original warranty. We are aggressively pursuing extended warranty contracts with our customers, and view this as a valuable revenue source for our company.

Manufacturing and Supply

      Cycomm's manufacturing facility is located in Melbourne, Florida. We design, engineer and test our rugged computers in-house. We design our own printed circuit boards, which are manufactured by Original Equipment Manufacturers ("OEM's"). Cycomm purchases its circuit boards and other components from OEM's and tests and assembles the final products.

      Cycomm uses surface mount technology ("SMT") to attach components to the computer boards which enhances durability and ruggedness over conventional mounting technology. In SMT, the components are glued to the board by means of a chemical adhesion process and are then soldered instead of being inserted into holes in the board. SMT is a more precise manufacturing technique and offers better insulation against vibration and shock. Cycomm fabricates the prototype of the board, tests it, purchases all the necessary components for the board and then provides them in kit form to a specialized board fabricator for both pilot and production runs.

      Our approach to design and outsourcing differs from that followed by most other rugged computer manufacturers which, we believe, purchase more commercial off the shelf circuit boards and components, then attempt to "ruggedize" the boards and components. Cycomm's approach to board fabrication allows it to maintain better control of the quality and delivery of the boards, and to produce a computer that can withstand more extreme operating conditions.

      We anticipate that we will continue to outsource board fabrication. Given the rapid changes in computer technology, Cycomm is not capable of keeping abreast of the costly purchase requirements for new production equipment necessary in the precise placement of electronic components on boards. Outsourcing allows Cycomm's products to receive the benefit of the latest technological developments at an acceptable cost. Once the boards are completed, they are tested by the fabricator and, upon satisfactory completion of such tests, are shipped to Cycomm. When delivered, Cycomm further tests the complete boards and other components and then assembles the computers. Apart from the printed circuit boards, the components that Cycomm purchases from external sources include chassis, wire harnesses, computer chips, keyboards, displays and metal cases.

      Cycomm does not assemble its products on a continuous mass-production basis. Instead, our computers are usually assembled on a batch basis in which products move irregularly from station to station. Because our production runs rarely reach the volume levels of commercial production, there are no or few economies of scale and related cost reductions that are achievable. Tests are performed at various stages of the process according to the Cycomm's standards or as requested by specific customers. Further testing of products is generally accomplished at the end of the assembly process.

      Generally, Cycomm is not a party to any formal written contract regarding the deliveries of its hardware, supplies and components or their fabrication. It usually purchases such items pursuant to written purchase orders of both individual and blanket variety. Blanket purchase orders usually entail the purchase of a larger amount of items at fixed prices for delivery and payment on specific dates.

      Cycomm relies on one board fabricator located within the same geographical area as its design, engineering and assembly facilities. Certain components used in our computers are obtained from sole sources, such as C-MAC and Performag. Cycomm has also licensed its software from sole sources, including Microsoft and Phoenix Technology. Cycomm has occasionally experienced delays in deliveries of components and may experience similar problems in the future. In an attempt to minimize such problems, Cycomm has developed and keeps an inventory of parts that are generally more difficult to obtain. However, any interruption, suspension or termination of component deliveries from our suppliers could have a material adverse effect on business. Although management believes that in nearly every case alternate sources of supply can be located, inevitably a certain amount of time would be required to find substitutes. During any such interruption in supplies, Cycomm may have to curtail the production and sale of its computers for an indefinite period.

      Cycomm has entered into licensing arrangements for certain hardware and software elements contained in, or used in conjunction with, its computers. These agreements are usually non-exclusive, provide for minimum fees and royalties related to sales to be paid by Cycomm to the particular licenser, run for a limited term and are subject to other terms, conditions and restrictions.

      Cycomm receives its basic operating software system MS-DOS with various Windows versions from Microsoft, Inc. pursuant to such licensing arrangements. Cycomm also obtains from Phoenix Technologies, Inc. its BIOS (Basic Input/Output System) pursuant to a separate license agreement. Under either arrangement, Cycomm may modify such software and occasionally alter the BIOS for special situations. The termination, suspension or curtailment of these or other licensing arrangements to which Cycomm is a party may have a material adverse impact on its business and operations.

      Although Cycomm relies on a limited number of companies in the manufacture of our products, we believe that the specific parts employed in the manufacturing process are available from a variety of suppliers. Further, we believe that additional manufacturing sources could be found if necessary. We believe that our relationships with our suppliers are satisfactory.

Marketing and Sales

      Cycomm markets and sells its products through an internal sales force of six individuals, approximately fifty resellers in the United States and approximately four resellers internationally. Our resellers cover approximately all fifty states, including Washington, DC, and our foreign distributors operate in ten countries, including England, France, Israel, Japan, Germany, South Korea and Portugal.

      Cycomm's relationship with its resellers is generally governed by a written contract, terminable on 30 days' prior notice. These contracts usually provide for non-exclusive territorial and product representation and discounts off the list price on standard products based on the individual resellers annual sales volume. Discounts on non-standard products and custom engineering are usually subject to negotiation between the parties in accordance with the terms of the contract and are priced on a case-by-case basis dependent upon the level of effort in design, test, manufacture, warranty and support.

      Cycomm's resellers typically purchase our products and then resell them to their customers. These resellers accounted for an aggregate of approximately 67% of the Company's sales. Cycomm has agreements with national resellers such as Unisys, TRW, Ericcson, GE Capital, PRC/Litton, NTT, GTE and Matra, and agreements with regional resellers such as ComPro Systems, Marathon Computers, DM Data and IPI Grammtech. The loss of certain of such resellers may have a material negative effect on Cycomm's business.

      We promote our rugged computing products through the dissemination of product literature, attendance and exhibition at trade shows and the distribution of news releases on special developments to trade magazines and newsletters to an extensive customer list. We also advertise in trade periodicals. Management believes that, to date, most of Cycomm's sales leads have been generated by trade shows, our web sites and word-of-mouth referrals.

      In the public safety and government market, the sales cycle for Cycomm's products usually involves a number of complicated steps and can take from three months to one year. Sales to the public safety and government markets are greatly influenced by special budgetary and spending factors pertinent to these organizations.

Warranty and Customer Service

      Cycomm usually provides a one to three year limited warranty on all its products covering both parts and labor, however extended warranties may be purchased by customers. Additionally, Cycomm offers a lifetime warranty on the magnesium cases of the PCMobile. We repair or replace products that are defective during the warranty period if proper usage and preventive maintenance procedures have been followed by its customers. Repairs that are necessitated by misuse of such products or are required beyond the warranty period are not covered by its normal warranty.

      In cases of defective products, the customer typically returns them to Cycomm's repair and maintenance facility. Service personnel replace or repair the defective items and ship them back to the customer. Generally, all servicing is done at our repair facility and customers are charged a fee for those service items that are not covered by warranty. In addition to extended warranties, we offer maintenance and service contracts.

      Cycomm's customer service personnel answer technical questions from customers and offer solutions to their specific applications problems. In certain instances, customer service personnel receive and process orders for product demonstrations, disseminate pricing information and accept purchase orders for computers.

Regulatory Approvals

      Some of our products are subject to approval by the Federal Communications Commission ("FCC") in the United States. The FCC requires that products not exceed certain levels of radio wave emanation so that they will not interfere with other electronic equipment. Furthermore, telephone products must meet certain standards for interfacing into the telephone line, such as impedance matching and isolation. All of Cycomm's products have received FCC approval for both radiation and telephone connection.

      Under certain circumstances, Cycomm is also subject to certain U.S. State Department and U.S. Department of Commerce requirements involving prior clearance of foreign sales. Such export control laws and regulations either ban the sale of certain equipment to specified countries or require U.S. manufacturers and others to obtain necessary federal government approvals and licenses prior to export. As a part of this process, Cycomm generally requires its foreign distributors to provide documents that indicate that the equipment is not being transferred to, or used by, unauthorized parties abroad.

      Cycomm and its agents are also governed by the restrictions of the Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), which prohibits the promise or payment of any money, remuneration or other items of value to foreign government officials, public office holders, political parties and others with regard to the obtaining or preserving of commercial contracts or orders. These restrictions may hamper Cycomm in its marketing efforts abroad.

      To date, Cycomm has been able to comply with all governmental requirements without incurring significant costs. However, Cycomm cannot determine the extent to which future earnings may be affected by new legislation or regulations affecting its industry.

Competition

      Cycomm competes in the wireless rugged computer business with a wide variety of computer manufacturers and repackagers, some of which are larger, better known and have more resources in finance, technology, manufacturing and marketing. We compete based on customization capabilities, price, performance, delivery and quality.

      Typically, the companies that market and sell ruggedized computers are repackagers having little or no input in the design of their electronics and the selection and mounting of components on printed circuit boards. They usually purchase the computer boards and sub-assemblies in an "as is" condition from commercial manufacturers. The major contribution of the repackagers to the protection of the computer is a tougher box in which the computer is housed. However, in many cases even this stronger covering fails to shield the computer from the penetration of rain, snow, fog, dust or other particles. In contrast, Cycomm uses industrial-type or customized components for most of its computers rather than strictly ordinary commercial components, which are used by many of our competitors. In addition, Cycomm designs its boards, the computer's outer case, keyboards, subassemblies and other elements in order to maximize the ruggedness of its products, to furnish customization of electronics and software to give the customer greater control over configuration and components.

      In the public safety markets, Cycomm will often be engaged, directly or indirectly, in the process of seeking competitive bid or negotiated contracts with government departments and agencies. These government contracts are subject to specific rules and regulations with which Cycomm must comply. However, Cycomm is often one of only a few companies whose products meet the required specifications designated by such customers.

      In most cases, Cycomm tends to be the higher priced bidder for public safety bids. The reasons for this situation are numerous. We design our computers on an overall basis to assure their ruggedness and use in the most demanding circumstances. Accordingly, we generally use more expensive components than our competitors. These generally more expensive components consist of industrial or higher-level commercial type instead of ordinary commercially available parts. Cycom's computers are custom built to our customers' specifications. Consequently, our products are more expensive, but generally function at a higher level of performance and reliability than the products of our competitors.

      For those applications in which harsh environmental and operational conditions exist, customers are sometimes willing to pay higher prices, especially where few, if any, other companies offer similar devices. In those less demanding circumstances, Cycomm's products sell at a competitive disadvantage and often are not purchased because the applications do not justify its higher prices.

                                   MANAGEMENT

ALBERT I. HAWK
Albert I. Hawk, 42, is Chairman of the Board of Directors and Chief Executive Officer of Cycomm International since May 1996. From 1993 to May 1996, Mr. Hawk was Managing Director of Corstone Corporation, a private merchant banking and professional services firm specializing in telecommunications and information technologies. Mr. Hawk has invested in and served as founder, executive officer and director of numerous high growth companies.

JAMES L. BLAND
Jim Bland, 43, is President and Chief Operating Officer Cycomm International since March 2002. From 1994 to 2000, Mr. Bland was CEO of Datalux Corporation a private manufacturer of rugged wireless computer hardware. Mr. Bland is also the founder and Managing Director of InterPhase Consulting specializing in commercialization of new technologies in the telecommunications and computing markets. Mr. Bland currently invests in and serves on the board of a variety of technology companies.

HUBERT R. MARLEAU
Hubert R. Marleau, 51, has served as a director since November 1993 (term expires upon the election or assignment of a successor) and serves as president and Chief Executive Officer of Palos Capital Corp., a private merchant bank, since January 1998. Mr. Marleau was a founder and Chairman and Chief Executive Officer of Marleau Lemire Inc., a large, independent broker dealer in Canada, from January 1989 to December 1997. Mr. Marleau serves on the boards of numerous public and private companies, including Cinar Films Inc., Herzfeld Caribbean Basin Fund Inc., Liquidation World Inc., Uni-Select Inc., US Global Strategies Fund Ltd. and US Masters Holding Ltd.

STEPHEN SPARKS
Stephen Sparks, 43, has served as a director since September 1999 (term expires upon the election or assignment of a successor) and is the CEO of Sparks Personnel. Mr. Sparks has founded and been a director and officer for several high growth companies in the Washington, D.C. area, including Customer Care Solutions, MedOne Staffing and Seven Locks Broadcasting Company.

EXECUTIVE COMPENSATION

The following tables set forth the compensation earned by our Chief Executive Officer, and other executive officers whose salaries exceeded $100,000 in the fiscal years 2001 and 2000:

                                                    Long-Term
Name and               Annual Compensation         Compensation
Principal                           Other Annual                    All Other
Position     Year   Salary   Bonus  Compensation    Options(#)   Compensation(1)

Albert       2001  $240,000   ---        ---            ---            ---
I. Hawk      2000   240,000  25,000      ---            ---            ---
 President
 and Chief
 Executive
 Officer

Michael D.  2001   $63,466    ---        ---            ---           $1,784
Perrine(2)  2000   150,000   20,000      ---            ---            4,693
 President -
 Mobile
 Computing
 division

Clinton M. 2001   $100,000 $18,000      ---            ---           $2,440
Nye (3)    2000      5,385   2,000      ---            ---            ---
 Vice
 President
 of Sales

Robert M.  2001   $104,583 $10,000      ---            ---           $3,150
Hutton     2000     83,327  20,000      ---            ---            3,178
 Vice
 President
 of Finance

(1)  Includes  amounts   contributed  by  Cycomm  to  the  401(k)  Plan.  Cycomm
     contributes an amount equal to 50% of the eligible employees contribution to the 401(k) Plan, not to exceed 3% of the employees earnings.

(2)  Mr. Perrine was terminated effective June 1, 2001.

(3)  Mr. Nye was hired on December 13, 2000.

Option Grants in Last Fiscal Year

Cycomm granted 125,000 options with an exercise price of $0.29 to Clinton M. Nye, Vice President of Sales, on March 19, 2001. These options expire on December 29, 2005. No other options were granted to executive officers in the year ended December 31, 2001.

Aggregated Options Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

The following table sets forth information with respect to options exercised by officers in the fiscal year ended December 31, 2001 and the value of such officers' unexercised options at December 31, 2001.


                                  Number of Shares       Value of Unexercised
         Shares                 Underlying Unexercised            In-
        Acquired                    Options at            the-Money Options
           On       Value         Fiscal Year-End(#)      at Fiscal Year-End($)
 Name   Exercise(#)Realized($)Exercisable Unexercisable ExercisableUnexercisable

Albert I.
 Hawk      ---        ---      1,400,000       ---         ---         ---
Clinton
 M. Nye    ---        ---         62,500     62,500        ---         ---
Robert M.
 Hutton    ---        ---        125,000       ---         ---         ---

                             PRINCIPAL STOCKHOLDERS

      The following table shows beneficial ownership of shares of the Company's common stock as of October 11, 2002 by: persons known to the Company to be the beneficial owners of more than 5% of Cycomm's Common Stock; and stock ownership of all directors and officers of the Company as a group:

    Name and Address of         Amount and Nature of        Percent of
     Beneficial Owner           Beneficial Ownership        Class(1)(2)

Michael Finklestein                 56,377,137(3)             34.28%
Stonestreet Limited
Partnership
260 Town Centre Blvd.
Suite 201
Markham, ON L3R 8H8


Ari Rabinowitz                      43,575,595(4)             26.50%
Alpha Capital
Pradafant 7
9490 Furstentums
Vaduz, Lichtenstein

Paul Kessler                        22,934,524(5)             13.95%
Bristol Investment Fund,
Ltd.
Caledonian House
Jennett Street
Georgetown, Grand Cayman
Cayman Islands

Albert I. Hawk                      3,698,153(6)               2.25%
Stephen Sparks                      1,682,749(7)               1.02%
James L. Bland                      1,000,000(8)                 *
Hubert Marleau                        643,152(9)                 *
Robert M. Hutton                      125,000(10)                *
Clinton M. Nye                        125,000(11)                *
All officers and Directors          7,274,054                  4.42%
as a group
(6 persons)

(1) Pursuant to applicable rules of the Securities and Exchange Commission, shares of Common Stock which were not outstanding as of October 11, 2002, but which were subject to issuance within 60 days of October 11, 2002 are deemed to be outstanding for purposes of computing the percentage ownership.
(2) Beneficial owners have sole voting and investment powers with respect to shares of Common Stock actually held on October 11, 2002, except where indicated otherwise.
(3) Includes 3,327,732 shares previously issued pursuant to the conversion of Series F preferred stock, 45,561,905 shares to be issued upon conversion of debentures and stock purchase warrants to acquire an aggregate of 7,487,500 shares. Pursuant to the terms of the convertible debenture and warrant agreement, the holder may not hold more than 9.99% of Cycomm's outstanding common stock at any time.
(4) Includes 37,638,095 shares to be issued upon conversion of debentures and stock purchase warrants to acquire an aggregate of 5,937,500 shares. Pursuant to the terms of the convertible debenture and warrant agreement, the holder may not hold more than 9.99% of Cycomm's outstanding common stock at any time.
(5) Includes 19,809,524 shares to be issued upon conversion of debentures and stock purchase warrants to acquire an aggregate of 3,125,000 shares. Pursuant to the terms of the convertible debenture and warrant agreement, the holder may not hold more than 9.99% of Cycomm's outstanding common stock at any time.
(6) Includes stock purchase options to acquire an aggregate of 1,200,000 shares and stock purchase warrants to acquire an aggregate of 729,335 shares.
(7)  Includes stock purchase warrants to acquire an aggregate of 729,335 shares.
(8) Includes stock purchase options to acquire an aggregate of 1,000,000 shares.
(9)  Includes stock purchase options to acquire an aggregate of 125,000 shares.

(10) Includes stock purchase options to acquire an aggregate of 125,000 shares.
(11) Includes stock purchase options to acquire an aggregate of 125,000 shares.

   *  Represents beneficial ownership of less than one percent

                           RELATED PARTY TRANSACTIONS

      In April 1997, Cycomm loaned certain officers, directors and employees an aggregate of $184,000 in order to purchase 92,000 shares of the Company's common stock in a private transaction. The loans were secured by the common stock, accrued interest at 5.9% and were due April 30, 2002. As of June 30, 2002, principal of $127,520 was outstanding, however, as a result of the decrease in value of the underlying stock, Cycomm has recorded a valuation allowance against the entire balance. The loans have a value of $0 as of June 30, 2002.

      Cycomm subleases office space from Corstone Corporation, which previously employed Cycomm's Chief Executive Officer and former Chief Financial Officer. Corstone is a merchant banking firm that provided consulting services to Cycomm prior to 1998, and in the year ended December 31, 2001. These consulting services included financial, legal and administrative services. Consulting fees of $17,500 were paid to Corstone in 2001. No consulting fees were paid to Corstone for the quarter ended June 30, 2002 or the quarter ended June 30, 2001. Cycomm paid $44,180 and $39,971 in rent and office expenses to Corstone in the quarters ended June 30, 2002 and June 30, 2001, respectively. The Chief Executive Officer and former Chief Financial Officer have no direct or indirect ownership interest in Corstone Corporation.

      On September 20, 1999, Cycomm received an investment of $500,000 from Stephen Sparks in the form of a convertible debenture. On March 31, 2000, the convertible debenture and related accrued interest were converted into 1,034,904 shares of Cycomm's common stock. In connection with this investment, Mr. Sparks was appointed to Cycomm's Board of Directors. Mr. Sparks owns several businesses in the Washington, DC area including a temporary employee staffing company. Cycomm occasionally uses Mr. Sparks' company for temporary employee staffing, and is charged standard rates for their services.

      Cycomm has an employee staff leasing agreement with ProLease, a company in which Cycomm's Chief Executive Officer holds a minority ownership interest. Under this agreement, ProLease is the employer of record for Cycomm's U.S. employees and handles payroll processing, payroll tax and benefit administration, and other human resources functions. Cycomm's U.S. employees are eligible to participate in ProLease's 401(K) plans and health insurance benefits packages. Cycomm is charged standard rates for ProLease's services.

      In January 2000, Cycomm raised capital through a private equity placement of common stock with a group called Special Situations Funds LLC ("SSF"). In connection with this private placement, some of our officers and directors invested money in Cycomm at the same terms offered to SSF. The amounts invested by each officer and director are listed below:

      Name of                             Shares of Common
Officer or Director    Amount Invested     Stock Received     Warrants Received

Albert I. Hawk             $250,000            500,000             729,335
Stephen Sparks              250,000            500,000             729,335
Palos Capital Corp(1)       250,000            500,000               ---



(1) Palos Capital Corp is an independent broker dealer in which Hubert R. Marleau has an ownership interest

                            DESCRIPTION OF SECURITIES

Common Stock

      Cycomm may issue an unlimited number of shares of common stock, without par value, of which 78,283,504 shares were issued and 85,283,504 shares were outstanding as of October 11, 2002. Assuming all of the options and warrants are exercised and all convertible securities are converted, there will be 164,440,184 shares issued and outstanding.

      All issued and outstanding shares of common stock, including those to be issued, will be fully paid and non-assessable. Each holder of record of common stock is entitled to one vote for each share held on all matters requiring a vote of shareholders, including the election of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions on transfers attached to the shares of common stock. In the event of liquidation, dissolution, or winding up of Cycomm, the holders of shares of common stock are entitled to participate in the assets of Cycomm available for distribution after satisfaction of the claims of creditors.

Preferred Stock

      Cycomm may issue an unlimited number of shares of preferred stock, without par value. The preferred stock may be issued at any time and from time to time in one or more series. Except as provided in the Series B preferred stock, the Board of Directors, without further shareholder approval, may determine the rights, liabilities and preferences of each series of preferred stock. The issuance of preferred stock by the Board of Directors with voting conversion or other rights could have the effect of delaying, deferring, or preventing a change in control of Cycomm, or could adversely affect the voting power of the holders of common stock.

Series B Preferred Stock. The Series B preferred stock is convertible at the option of the holder into common stock. The conversion price is the lesser of $2.38, or a 15% discount of the five-day average closing bid price prior to the date of conversion. In the event that Cycomm's common stock is trading at or below $1.50 per share at the conversion date, Cycomm has the right to redeem the preferred shares at a premium of 18% over the conversion price. As of September 23, 2002, two shares of Series B preferred stock were outstanding, and were convertible into an aggregate of 4,878,151 shares of common stock based on the conversion price at that date.

Options

     Cycomm grants options to various employees, directors and service providers. The options give the holder the right to purchase shares of common stock of Cycomm and terms of the options being offered are described below:

1997 Stock Option Plan. In November 1997, Cycomm adopted the 1997 Stock Option Plan ("1997 Plan") under which 1,000,000 shares were reserved for grant to all eligible persons of Cycomm. The stock options granted under the 1997 Plan are exercisable at the fair market value of the common stock on the date of grant, with 25% vesting on each of the four successive anniversary dates. The stock options have a term of ten years. As of September 23, 2002, a total of 64,958 stock options have been granted under the 1997 Plan and 935,042 stock options are available for grant.

Non-qualified Options. Cycomm has granted 2,820,000 non-qualified stock options to directors, officers, key employees and other persons as of September 23, 2002. These options have vesting periods ranging from immediate vesting to two years. Expiration terms range from two to ten years. The options are normally granted at an exercise price that equals the fair market value on the date each option is granted.

Warrants

     Cycomm grants warrants, from time to time, to various parties in conjunction with services rendered, acquisitions or financings . The warrants give the holder the right to purchase shares of common stock of Cycomm and terms of the warrants being offered herein are described below:

Warrants. In connection with the issuance of convertible debt and the sale of common stock, Cycomm issued 18,500,000 common share purchase warrants to the investors in the offerings. Cycomm issued 13,125,000 warrants at $0.08 per share which expire on June 17, 2008, 3,125,000 warrants at $0.08 per share which expire on September 4, 2008, 2,000,000 warrants at $0.01 per share which expire on June 30, 2005 and 250,000 warrants at $0.25 per share which expire on April 11, 2004.

Cycomm also issued 1,378,447 warrants at $0.47 per share which expire on January 25, 2005. These warrants were issued in conjunction with the anti-dilution provisions of warrants issued to Special Situations Fund, L.L.P. ("SSF"), Albert
I. Hawk and Stephen Sparks on January 25, 2000. SSF received 1,102,757 warrants, Albert I. Hawk received 137,845 warrants and Stephen Sparks received 137,845 warrants. The exercise price of the 4,731,921 warrants originally held by SSF, the 591,940 warrants originally held by Albert I. Hawk and the 591,940 warrants originally held by Stephen Sparks were also re-priced to $0.47 per share as a result of the anti-dilution provisions.



                              SELLING SHAREHOLDERS

     The following table identifies the Selling Shareholders as of September 23, 2002, and indicates for each beneficial owner (i) the number of shares and the percentage of the outstanding shares beneficially owned before the offering,
(ii) the number of shares to be offered and sold, and (iii) the number of shares and the percentage of the outstanding shares to be owned after the offering is complete.

Name of Selling  Beneficial Shares Owned Shares to be   Beneficial Shares Owned
Shareholder       Prior to Offering(1)    Offered(1)       After Offering(2)

                  Number      Percent                    Number       Percent
Michael
Finklestein      56,377,137    34.28%    56,077,137(3)  300,000(4)       *
Stonestreet L.P.

Ari Rabinowitz
Alpha Capital    43,575,595    26.50%    43,575,595(5)     ---          ---

Paul Kessler
Bristol
Investment Fund  22,934,524    13.95%    22,934,524(6)     ---          ---
Ltd.

Arthur Marxe
Special
Situations Fund   5,834,678    3.55%     1,102,757(7)  4,731,921(8)    2.88%

Albert I. Hawk    3,698,153    2.25%      137,845(9)   3,560,308(10)   2.17%

Peter Melhado     2,854,167    1.74%      250,000(11)  2,604,167       1.58%

Stephen Sparks    1,682,749    1.02%      137,845(12)  1,544,904(13)     *

Michael D.        1,052,632      *      1,052,632(14)      ---          ---
Perrine

Peter Dolby
                  1,000,000      *      1,000,000(15)      ---          ---

Sandine Bon
                  1,000,000      *      1,000,000(16)      ---          ---

(1) As to each person or entity named as beneficial owner, the percentage of ownership is determined by assuming that any convertible debentures, options, warrants and Series B preferred stock held which are exercisable or convertible within 60 days from the date hereof have been exercised or converted, as the case may be.
(2) Unless otherwise indicated, assumes the exercise, conversion and sale of all shares being offered by the named Selling Security Holders.
(3) Includes 3,327,732 shares previously issued pursuant to the conversion of Series F preferred stock, 45,561,905 shares to be issued upon conversion of debentures and stock purchase warrants to acquire an aggregate of 7,187,500 shares. Pursuant to the terms of the convertible debenture and warrant agreement, the holder may not hold more than 9.99% of Cycomm's outstanding common stock at any time.
(4)  Includes 300,000 shares related to warrants.
(5) Includes 37,638,095 shares to be issued upon conversion of debentures and stock purchase warrants to acquire an aggregate of 5,937,500 shares. Pursuant to the terms of the convertible debenture and warrant agreement, the holder may not hold more than 9.99% of Cycomm's outstanding common stock at any time.
(6) Includes 19,809,524 shares to be issued upon conversion of debentures and stock purchase warrants to acquire an aggregate of 3,125,000 shares. Pursuant to the terms of the convertible debenture and warrant agreement, the holder may not hold more than 9.99% of Cycomm's outstanding common stock at any time.
(7) Warrants to purchase common stock issued pursuant to anti-dilution provisions of previously issued warrants.
(8)  Includes 4,731,921 shares related to warrants.
(9) Warrants to purchase common stock issued pursuant to anti-dilution provisions of previously issued warrants.
(10) Includes 1,200,000 shares related to options and 591,490 shares related to warrants.
(11) Includes 250,000 shares related to warrants.
(12) Warrants to purchase common stock issued pursuant to anti-dilution provisions of previously issued warrants.
(13) Includes 591,490 shares related to warrants.
(14) Shares issued in settlement of a lawsuit.
(15) Includes 1,000,000 shares related to warrants.
(16) Includes 1,000,000 shares related to warrants.

* Represents beneficial ownership of less than 1%

      The selling shareholders listed in the table above exercise voting and control powers over the Cycomm common stock offered for resale. Pursuant to
Section 13 or 15(d) of the Exchange Act, we are required to disclose all material relationships between the selling shareholders and Cycomm for the last three years for the selling shareholders who do not file periodic reports with the SEC. Of the selling shareholders in the table above, Arthur Marxe, Albert I Hawk, Peter Melhado and Stephen Sparks file periodic reports. Descriptions of the relationships between Cycomm and the other selling shareholders are provided below.

     Michael Finklestein is a principal of Stonestreet LP ("Stonestreet"). In December of 2000, Stonestreet invested $350,000 in Cycomm's Series F preferred stock. In connection with the investment in Series F preferred stock, Stonestreet received 300,000 warrants to purchase Cycomm common stock at $0.40 per share. In June of 2002, Stonestreet invested $450,000 in debentures convertible into Cycomm common stock. In connection with the June investment in debentures, Stonestreet received 5,625,000 warrants to purchase Cycomm common stock at $0.08 per share. In September of 2002, Stonestreet invested $125,000 in debentures convertible into Cycomm common stock. In connection with the August investment in debentures, Stonestreet received 1,562,500 warrants to purchase Cycomm common stock at $0.08 per share.Stonestreet is an affiliate of Canaccord Capital, a registered broker dealer in Canada. In the Preferred Stock Purchase Agreement for the Series F preferred stock, and in the Subscription Agreements for the debentures issued in June of 2002 and in September of 2002, Stonestreet represented to Cycomm that the investments had been made for Stonestreet's own accounts, and not with a view to distribute the underlying securities.


      Ari Rabinowitz is a principal of Alpha Capital ("Alpha"). In June of 2002, Alpha invested $350,000 in debentures convertible into Cycomm common stock. In connection with the June investment in debentures, Alpha received 4,375,000 warrants to purchase Cycomm common stock at $0.08 per share. In September of 2002, Alpha invested $125,000 in debentures convertible into Cycomm common stock. In connection with the August investment in debentures, Alpha received 1,562,500 warrants to purchase Cycomm common stock at $0.08 per share.

      Paul Kessler is a principal of Bristol Investments Fund Ltd. ("Bristol"). In June of 2002, Bristol invested $250,000 in debentures convertible into Cycomm common stock. In connection with the June investment in debentures, Bristol received 3,125,000 warrants to purchase Cycomm common stock at $0.08 per share.

      Michael D. Perrine was President of Cycomm's wholly owned subsidiary, Cycomm Mobile Solutions Inc., from April 1, 1999 to May 1, 2001. Mr. Perrine was issued 1,052,632 in full settlement of a lawsuit he had filed against Cycomm.

      Peter Dolby and Sandine Bon were each issued 1,000,000 warrants to purchase Cycomm common stock at $0.01 per share in full payment of investment banking services provided to Cycomm from January 1, 2002 to December 31, 2002.

                              PLAN OF DISTRIBUTION

     The selling shareholders may offer their shares for sale from time to time in transactions for their own accounts to or through broker-dealers on OTCBB at prevailing market prices or at negotiated prices. The broker-dealers may receive discounts, commissions or concessions from the selling shareholders or from the broker-dealers' customers who purchase the shares. The selling shareholders and the broker-dealers who sell the shares may be deemed "underwriters" within
Section 2(11) of the Securities Act of 1933 and any discounts, commissions or concessions received by them may be deemed "underwriting compensation" under that Act. The selling shareholders will receive all of the proceeds of the sales. We will not receive any of these proceeds. We will bear all of the expenses of the registration statement of which this prospectus is a part.

     Of the shares included in this registration statement, 103,009,524 are related to shares to be issued upon conversion of debentures. On June 17, 2002, Cycomm issued $1,050,000 of 8% convertible debentures due June 17, 2003 which are convertible at the option of the holders into Cycomm common stock at the lesser of 75% of the average of the three lowest closing prices for the 30 days prior to the date of issuance ($0.04), or 75% of the average of the three lowest closing prices for the 30 days prior to the date of conversion. On September 4, 2002, Cycomm issued $250,000 of 8% convertible debentures due September 4, 2003 which are convertible at the option of the holders into Cycomm common stock at the lesser of 75% of the average of the three lowest closing prices for the 30 days prior to the date of issuance ($0.04), or 75% of the average of the three lowest closing prices for the 30 days prior to the date of conversion. The debentures are fully eligible for conversion. Interest on the debentures can be paid in either cash or common stock, at Cycomm's option. In the event that the debentures have not been fully converted into common stock at the date of maturity, the debentures can be converted into common stock at Cycomm's option. Cycomm has issued 7,000,000 shares of common stock to be available upon conversion of the debentures. The shares of common stock are restricted and are being held in escrow by the collateral agent and holder of the convertible debentures. In connection with the June 17, 2002 issuance of the debentures, Cycomm issued 13,125,000 warrants to purchase common stock at $0.08 per share. The warrants are immediately exercisable and expire on June 17, 2009. In connection with the September 4, 2002 issuance of the debentures, Cycomm issued 3,125,000 warrants to purchase common stock at $0.08 per share. The warrants are immediately exercisable and expire on August September 4, 2009.

     The conversion price of the debentures is based upon the market price of Cycomm's stock. If the price of our stock declines, we will be required to issue a larger number of shares upon conversion of the debentures. Pursuant to the terms of the debenture agreements, Cycomm was required to register 200% of the total shares to be issued upon conversion based on the current share price. The table below shows the effect of a decline in Cycomm's stock price on the number of shares to be issued to the debenture holders.

                Shares to Be Issued Upon Conversion of Debentures

     Holder       Current Share  Decrease of 25% Decrease of 50% Decrease of 75%
                  Price $0.02

Michael
Finklestein
Stonestreet, LP  39,866,667      53,155,556       79,733,333     159,466,667

Ari Rabinowitz
Alpha Capital    32,933,333      43,911,111       65,866,667     131,733,333

Paul Kessler
Bristol
Investments
Fund Lt.        17,333,333       23,111,111       34,666,667      69,333,333

Total           90,133,333      120,177,778      180,266,667     360,533,333

     Cycomm is also registering 3,327,732 shares that were previously issued upon the conversion of Cycomm's Series F convertible preferred stock. On December 29, 2000, Cycomm issued 9 shares of Series F convertible preferred stock ("Series F preferred stock") with a conversion value of $50,000 per share for net proceeds of $353,000. In connection with the issuance of the Series F preferred stock, Cycomm placed 4,000,000 shares of its common stock in an escrow account to be available upon conversion of the Series F preferred stock. Cycomm issued 13 additional shares of Series F preferred stock in January 2001 for net proceeds of $611,500. The Series F preferred stock was convertible at the option of the holder into shares of Cycomm common stock. The Series F preferred stock had no voting rights. In the event of the liquidation of the Company, the Series F preferred stock had preferences entitling the holders to the original face value of outstanding shares, plus yield of 8% per annum. The conversion price was the lesser of $0.32, or a 25% discount of the three-day average closing bid price prior to the date of conversion. In the year ended December 31, 2001, 22 shares of Series F preferred stock and related accrued dividends were converted into 5,925,704 shares of common stock. Cycomm registered 2,597,972 shares of common stock related to the conversion of Series F preferred stock in a previous registration statement; Cycomm registered 1,400,000 shares of common stock issued pursuant to the conversion of Series F preferred stock on registration statement number 333-54052, which was declared effective on February 5, 2001. Cycomm registered 1,197,972 shares of common stock issued pursuant to the conversion of Series F preferred stock on registration statement number 333-68572, which was declared effective on September 14, 2001. As of October 11, 2002, there are no shares of Series F preferred stock outstanding.

                                     EXPERTS

      The consolidated financial statements of Cycomm at December 31, 2001 and 2000, and for each of the two years in the period ended December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

      Hirst & Applegate, 200 Boyd Building, Cheyenne, Wyoming will pass upon the validity of the shares of common stock offered in this prospectus.



                             DESCRIPTION OF PROPERTY

As of September 23, 2002, Cycomm leased the following facilities:

                                                     Approximate
     Location        Type of Facility    Condition    Square Ft.
     --------        ----------------    ---------    ----------
McLean, VA         Executive Office      Excellent      4,000
Melbourne, FL      Manufacturing and     Excellent      6,200
                   Repair
Montreal, QB       No longer utilized    Excellent     10,300

      Management believes that its manufacturing and repair facility in Melbourne, FL will meet its operational needs for the foreseeable future. In the event that additional facilities are needed to accommodate the continued growth in revenues and market share, facilities are available in the immediate vicinity. On June 28, 2002, Cycomm closed its Montreal, QB facility and began manufacturing units in the Melbourne, FL facility. The Montreal facility was closed in order to consolidate operations and reduce overhead costs. The Montreal lease expires March 31, 2008, however, Management is currently negotiating a settlement for early termination of the leasing arrangement. The Melbourne lease expires June 30, 2003 and the McLean facility is under a sub-lease which expires March 31, 2006.

                                LEGAL PROCEEDINGS

On April 5, 2002, Cycomm entered into a settlement agreement with Michael D. Perrine, former president of the Company's Cycomm Mobile Solutions subsidiary. Cycomm had filed a lawsuit against Mr. Perrine alleging breach of contract, unjust enrichment and breach of fiduciary duty. Mr. Perrine filed a lawsuit against Cycomm alleging breach of contract and tortuous interference with existing contract and business relations. Under the terms of the settlement, Cycomm issued 1,052,632 shares of Cycomm common stock with a value of $100,000 to Mr. Perrine, and both parties agreed to dismiss their respective lawsuits. The settlement is reflected in the results of operations for the year ended December 31, 2001.

On November 21, 2001, the Telepad Corporation Liquidating Trust (the "Trustee") filed a lawsuit against Cycomm alleging breach of contract, breach of express trust and unjust enrichment. Telepad Corporation ("Telepad") had entered a bid to sell Cycomm products to TRW Systems & Information Technology Group ("TRW") for use in Montgomery County, MD. On March 17, 1999, Telepad filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. On October 8, 1999, Cycomm entered into an agreement with the Trustee which assigned Telepad's bid to Cycomm. In exchange, Cycomm agreed that if the bid was accepted, Cycomm would pay the Trustee 5% of the total value of products sold to TRW. The Telepad bid was never accepted by TRW. Instead, TRW chose to purchase Cycomm's products through a different reseller. Cycomm's maximum exposure in this lawsuit is $115,000. Cycomm intends to defend this case vigorously. Cycomm does not believe that loss of this case is probable, and has not accrued for any potential loss related to this case.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. The SEC public reference room in Washington, DC is located at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http:/www.sec.gov.


                      DISCLOSURE OF COMMISSION POSITION ON
                INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Provisions of the Wyoming Business Corporation Act and Cycomm's Bylaws provide indemnification for directors, officers and controlling persons of Cycomm against certain liabilities, including liability under the Securities Act of 1933, under certain circumstances. Insofar as indemnification for liabilities arising under that Act may be permitted to such persons, Cycomm has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid in the successful defense of any action) is asserted by such persons in connection with this registration statement, unless Cycomm's counsel is of the opinion that the matter has been settled by controlling precedent, Cycomm will submit to a court the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of that question.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page No.

Financial Statements

      Interim Financial Statements (unaudited):

            Consolidated Balance Sheet as of June 30, 2002                 32

            Consolidated Statements of Operations for the Periods Ended
            June 30, 2002 and June 30, 2001                                33

            Consolidated Statements of Cash Flows for the Periods Ended
            June 30, 2002 and June 30, 2001                                34

            Consolidated Statement of Stockholders' Deficit                35

            Notes to the Consolidated Interim Financial Statements         37

      Annual Financial Statements:

      Report of Independent Auditors                                       42

            Consolidated Balance Sheets as of December 31, 2001 and
            December 31, 2000                                              43

            Consolidated Statements of Operations for the Years Ended
            December 31, 2001 and December 31, 2000                        44

            Consolidated Statements of Cash Flows for the Years Ended
            December 31, 2001 and December 31, 2000                        45

            Consolidated Statements of Stockholders' Deficit for the
            Years Ended December 31, 2001 and December 31, 2000            46

            Notes to the Consolidated Financial Statements                 48

                    CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS
                                 AS OF JUNE 30, 2002

                                                        June 30,
                                                          2002
ASSETS                                                  (Unaudited)
Current assets:
 Cash and cash equivalents                              $457,351
 Accounts receivable, less allowance for doubtful
  accounts of $50,000                                    205,036
 Inventories, net of allowance for obsolete
  inventory of $220,000                                  525,659
 Deferred financing costs                                142,777
 Foreign taxes receivable                                114,932
 Prepaid expenses                                          1,891
                                                       ---------
      Total current assets                             1,447,646

Equipment, net                                            25,909
                                                      ----------
Total assets                                          $1,473,555
                                                      ==========

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable - trade                               $636,768
 Convertible debentures                                1,052,992
 Discount on convertible debentures                     (961,200)
                                                        --------
 Convertible debentures, net of discount                  91,792

 Warranty reserve                                        600,478
 Accrued exit cost obligations                           700,623
 Other accrued liabilities                               398,188
 Dividends payable on preferred stock                     43,425
 Current portion of capital lease obligations              8,647
 Revolving credit facility                               210,438
                                                       ---------
      Total current liabilities                        2,690,359

Capital lease obligations, less current portion           11,595

Commitments and contingencies

Stockholders' deficit:
 Convertible preferred stock, $50,000 par value,
  unlimited authorized shares, 2 shares issued and
  outstanding at June 30, 2002                           105,000
 Common stock, no par value, unlimited authorized
  shares, 82,205,614 shares issued and 77,205,614
 shares outstanding at June 30, 2002                  71,169,457
   Accumulated deficit                               (72,502,856)
                                                     -----------
      Total stockholders' deficit                     (1,228,399)
                                                     -----------
Total liabilities and stockholders' deficit           $1,473,555
                                                     ===========

         See accompanying notes to consolidated financial statements

                      CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE PERIODS ENDED JUNE 30, 2002 AND JUNE 30, 2001 (UNAUDITED)

                                     Three Months Ended      Six Months Ended
                                     June 30,   June 30,    June 30,    June 30,
                                     2002        2001        2002        2001


Sales                               $397,691   $576,943    $969,624  $1,877,473
Cost of sales                        298,760    683,595     769,805   1,715,866
                                     -------   --------     -------   ---------
Gross profit (loss)                   98,931   (106,652)    199,819     161,607

Expenses
 Selling, general and administrative 742,642    805,761   1,625,805   1,951,358
 Exit costs                          998,874        ---     998,874         ---
 Research and product development    133,397    196,873     377,699     440,010
 Depreciation and amortization        10,578     18,998      24,866      38,325
                                   ---------  ---------   ---------   ---------
                                   1,885,491  1,021,632   3,027,244   2,429,693
                                   ---------  ---------   ---------   ---------

Loss from Operations              (1,786,560)(1,128,284) (2,827,425) (2,268,086)

Other (Expense) Income
 Interest income                         307      1,890         550       6,345
 Interest expense                    (74,477)   (86,428)   (114,485)   (212,331)
 Other (expense) income                 (939)    69,742        (614)    219,792
                                     -------    -------    --------     -------
                                     (75,109)   (14,796)   (114,549)     13,806
                                     -------    -------    --------     -------

Net loss                          (1,861,669)(1,143,080) (2,941,974) (2,254,280)
                                  ========== ==========  ==========  ==========

 Beneficial return on preferred
  shares                                 ---        ---         ---    (162,500)
                                ------------ ----------- ----------  ----------
Net loss attributable to
 common stockholders            $(1,861,669)$(1,143,080)$(2,941,974)$(2,416,780)
                                ============ =========== ========== ===========

Loss Per Share
Loss per share                       $(0.03)     $(0.03)     ($0.04)     ($0.06)
Net loss per share attributable to
 beneficial return on
 preferred shares                       ---         ---         ---       $0.00
                                     -------     -------     -------     -------
Net loss per share
 attributable to common
 shareholders                        $(0.03)     $(0.03)     $(0.04)     $(0.06)
                                     =======     =======     =======     =======

Weighted average number of
 common shares outstanding        74,427,322 41,624,962  68,382,508  38,607,815
                                  ========== ==========  ==========  ==========

         See accompanying notes to consolidated financial statements.

              CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE PERIODS ENDED JUNE 30, 2002 AND JUNE 30, 2001
                             (Unaudited)

                                                  Six Months Ended
                                               June 30,       June 30,
                                                  2002          2001

Operating activities
 Net loss from continuing operations           $(2,941,974)  $(2,254,280)
 Adjustments to reconcile net loss to
  net cash provided by operating activities:
    Non-cash exit costs                            813,475           ---
    Loss on disposal of fixed assets               130,214           ---
    Amortization of discount on                     43,776           ---
     convertible debentures
    Depreciation and amortization                   24,866        38,325
  Change in operating assets and
   liabilities                                    (251,101)      197,372
                                                  --------    ----------
   Cash used in operating activities            (2,180,744)   (2,018,583)
                                                ----------    ----------
Investing activities
 Acquisition of fixed assets                        (3,012)      (13,621)
                                                    ------       -------
 Cash used in investing activities                  (3,012)      (13,621)
                                                    ------       -------
Financing activities
 Issuance of common stock                        1,857,500     1,548,995
 Issuance of preferred stock                           ---       611,500
 Borrowings under convertible debentures           901,938           ---
 Net repayments under revolving credit
  facility                                        (195,263)     (248,608)
 Repayment of  obligations  under capital
  leases                                            (3,872)       (4,152)
                                                 ---------     ---------
 Cash provided by financing activities           2,560,303     1,907,735
                                                 ---------     ---------
 Increase (decrease) in cash and cash
  equivalents during the period                   376,547     (124,469)
 Cash and cash equivalents, beginning of
   period                                           80,804      301,110
                                                  --------     --------
   Cash and cash equivalents, end of period       $457,351     $176,641
                                                  ========     ========

Supplemental cash flow information:
  Interest paid                                  $52,238      $108,088
  Income taxes paid                                  ---           ---


Non-cash investing and financing
activities:
 Conversion of preferred stock to common
  stock                                              ---    $1,019,308
 Issuance of common stock in settlement
  of interest due                                    ---      $ 52,500
 Issuance of common stock in settlement
  of lawsuit                                    $100,000           ---
 Issuance of common stock in payment of
  legal fees due                                 $ 1,000           ---

         See accompanying notes to consolidated financial statements

                CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                 FOR THE UNAUDITED PERIOD ENDED JUNE 30, 2002
                      AND THE YEAR ENDED DECEMBER 31, 2002
                                                Notes
        PreferredPreferred Common    Common   Receivable  Accumulated
          Shares   Stock   Shares    Stock   Stockholders  Deficit      Total

Balance,
December
31, 2000    11 $560,500 30,145,982 $63,653,477$(66,714)$(64,746,533)  $(599,270)
          ==== ========  ========== =========== =======  ===========   ========

Net Loss   ---      ---        ---         ---     ---   (4,799,724) (4,799,724)
Issuance
 of common
 stock:
Sale of
 common
 stock     ---      ---  17,752,185    2,999,721   ---        ---     2,999,721
Shares
 issued in
 settle-
 ment
 of
 interest
 due        ---      ---    300,000       52,500   ---        ---        52,500
Shares
 issued in
 settle-
 ment
 of
 obligation
 of
 acquisi-
 tion
 earn-out   ---      ---  1,700,000      413,000   ---        ---       413,000
Exercise of
 stock
 options    ---      ---    500,000        5,000   ---        ---         5,000
Issuance of
 preferred
 stock:
 Issuance -
 Series F
 preferred
 stock       13    611,500      ---         ---    ---        ---       611,500
Conversion
 of
 preferred
 stock      (22)(1,229,500) 5,925,704   1,253,060  ---        ---        23,560
Beneficial
 conversion
 rights on
 preferred
 stock      ---    162,500      ---      (162,500) ---         ---         ---
Write-off
 of notes
 receivable -
 stockholders
 and
 related
 interest
 receivable ---      ---        ---         ---  66,714        ---       66,714
Dividends
 on
 preferred
 stock      ---      ---        ---        ---    ---       (9,666)     (9,666)
           ----   ------- ---------  ---------  ------ ------------ ------------
Balance,
December
31, 2001    2    $105,000 56,323,871$68,214,258   --- $(69,555,923) $(1,236,665)
          ====    ======= ========== ========== ====== ============ ===========

                                    Page 36



Net Loss   ---        ---        ---        ---   ---   (2,941,974)  (2,941,974)
Issuance
of common
stock:
 Sale of
  common
  stock    ---        --- 19,829,111  1,858,500   ---          ---    1,858,500
Shares
 issued
 in
 settle-
 ment of
 lawsuit   ---        ---  1,052,632    100,000   ---          ---      100,000
Shares
 held in
 escrow
 underlying
 convertible
 deben-
 tures     ---        ---  5,000,000        ---   ---          ---          ---
Beneficial
 conversion
 rights
 convertible
 deben-
 ture      ---        ---        ---    652,829   ---          ---      652,829
Warrants
 issued
 with
 convertible
 deben-
 ture     ---         ---        ---   343,870    ---          ---      343,870
Dividends
 on
 preferred
 stock     ---        ---        ---        ---   ---      (4,959)      (4,959)
          ----   -------- ---------- ----------  ---- -----------   ----------
Balance,
March 31
2002         2   $105,000 82,205,614$71,169,457   --- $(72,502,856) $(1,228,399)
          ====   ======== ========== ==========  ==== ============  ===========

    See accompanying notes to condensed consolidated financial statements.

CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2002

NOTE 1: GENERAL

The financial information presented as of any other date than December 31 has been prepared from the books and records without audit. Financial information as of December 31 has been derived from the audited financial statements of Cycomm International Inc. and its subsidiaries ("Cycomm"), but does not include all the disclosures required by generally accepted accounting principles. In the opinion of management, the accompanying unaudited financial statements contain all adjustments, consisting of only normal recurring adjustments necessary to present fairly Cycomm's financial position as of June 30, 2002, and the results of its operations and cash flows for the periods ended June 30, 2002 and 2001. The results of operations are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These unaudited consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in Cycomm's Annual Report on Form 10-KSB for the year ended December 31, 2001.

Our Annual Report on Form 10-KSB was prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We incurred a net loss from continuing operations of $4.8 million for the year ended December 31, 2001 and as of that date had a working capital deficit of approximately $1.4 million and an accumulated deficit of $69.6 million. Further, we were not in compliance with the terms of our debt agreements at December 31, 2001. In the three months ended June 30, 2002, we incurred a net loss of approximately $1.9 million, had a working capital deficit of approximately $1.2 million, and an accumulated deficit of $72.5 million. These factors raise substantial doubt about Cycomm's ability to continue as a going concern.

Management has taken several steps towards addressing the going concern issue. We hired a new president, who also serves as Cycomm's Chief Operating Officer, to restructure the company and lower our operating costs. We have reduced headcount from 75 employees to 18 employees, eliminating redundant positions, consolidating administrative functions, and combining our manufacturing and repair personnel. Additionally, we closed our Montreal facility. We are exploring further cost savings initiatives, and plan to outsource tasks that can be handled more efficiently by third parties. We have begun to sell to markets outside of the public safety industry, and plan to aggressively pursue the field service, utilities and industrial markets. We are also developing new products to further expand and diversify our current product line.

Cycomm intends to fund its operations through working capital, borrowings on our secured line of credit, private equity placements and borrowings under convertible debentures. Historically, Cycomm has been able to raise capital through private equity placements and debenture issuances. During 2001, we raised $3,611,211 in private equity placements. In the six months ended June 30, 2002, Cycomm raised $1,857,500 in private equity placements (See Note 6: Capital Stock for further detail) and $901,938 under convertible debentures (See Note 5:
Convertible Debentures for further detail).

These interim financial statements do not give effect to any adjustments which would be necessary should Cycomm be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements. In the event that Cycomm is unable to achieve its plans to fund operations, Cycomm will consider further cost reductions and may be required to seek protection under the United States Bankruptcy Code.

NOTE 2:  RESTRUCTURING

In April 2002, Cycomm began to take major steps to reduce costs. Cycomm's organization had been built to support production levels much higher than it had achieved historically. Management made the decision to close Cycomm's Canadian facility, and to transfer all manufacturing operations to its Florida facility. Cycomm is continuing to manufacture its existing product line of rugged, mobile computers.

On April 9, 2002, Cycomm reduced its staff from approximately 75 employees to approximately 45 employees. On June 28, 2002, Cycomm further reduced its staff to 18 employees. The terminated personnel included 28 general and administrative employees, 19 research and development employees, 7 production employees, 2 repair and maintenance employees and 1 salesperson. The total value of employee severance packages was $511,737. In the six months ended June 30, 2002, Cycomm paid $166,946 in severance. Cycomm has accrued $344,791 for severance obligations as of June 30, 2002, which is included in accrued exit cost obligations. The severance packages included $111,761 in payroll and vacation benefits that had been previously accrued, therefore severance expense of $399,976 was incurred in the three months ended June 30, 2002 and is included in exit cost expenses.

Cycomm agreed to pay employee severance over a period of time, as specified in each individual severance agreement. Subsequent to June 30, 2002, Cycomm has only been able to make one scheduled severance payment. As of August 14, 2002, the outstanding employee severance obligation is $287,038.

On June 28, 2002, Cycomm closed its Canadian facility. The lease for the Canadian facility does not expire until March 31, 2008. The present value of future lease payments due under the Canadian facility lease is $751,060. Management has estimated the present value of income from subleasing the Canadian facility as approximately $395,228, therefore Cycomm recorded $355,832 at June 30, 2002 as an accrued exit obligation related to the termination of the Canadian facility lease, and recognized this amount as exit costs in the three months ended June 30, 2002.

In connection with the closing of the Canadian facility, Cycomm made the decision to abandon certain furniture and fixed assets, accordingly, Cycomm has written off fixed assets with a book value of $130,214. This write-off is included in exit costs in the three months ended June 30, 2002.

Management also determined that the closing of the Canadian facility could prevent Cycomm from collecting the full amount of foreign taxes receivable from the Canadian government related to tax credits for research and development. Cycomm has recorded a reserve of $112,852 against foreign taxes receivable, and has recognized this amount as exit costs in the three months ended June 30, 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations, for a disposal of a segment of a business. The Company adopted FAS 144 as of January 1, 2002. This guidance was followed in recognizing the impact of closing the Canadian facility.

In June 2002, the FASB issued Statement No. 146 (FAS 146), Accounting for Costs Associated with Exit or Disposal Activities. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring). FAS 146 specifies that a liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability in Concepts Statement 6, Elements of Financial Statements, is met. The provisions of FAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company has implemented FAS 146 in June 2002 related to the closure of the Canadian facility.


NOTE 3: INVENTORIES

The following is a summary of inventories at June 30, 2002:



                                             June 30,
                                               2002

Raw materials                                $544,319
Work in process and sub-assemblies             20,068
Finished goods                                181,272
Allowance for obsolete inventory             (220,000)
                                            ---------
                                             $525,659
                                             ========

Cycomm continually evaluates inventory for obsolescence or impairment in value. The impairment loss is measured by comparing the carrying amount of the inventory to its fair value with any excess of carrying value over fair value reserved. Fair value is based on market prices where available, or on an estimate of market value.

NOTE 4:  REVOLVING CREDIT FACILITY

On February 28, 2002, Cycomm renewed and amended its revolving credit facility to allow the Company to borrow and repay amounts up to a maximum of $1,000,000. As part of the renewal, the interest rate on the revolving credit facility was increased to prime plus 4%. Prior to February 28, 2002, Cycomm was able to borrow and repay amounts up to a maximum of $2,000,000, and was paying an interest rate of prime plus 3%.

Cycomm restructured the terms of its revolving credit facility in order to lower the minimum loan balance on which the Company was paying interest. Prior to February 28, 2002, Cycomm was paying interest on a minimum loan balance of $1,050,000. Under the new terms of the revolving credit facility, Cycomm is paying interest on a minimum loan balance of $550,000.

The credit facility is collateralized by the trade accounts receivable, inventory and other assets of Cycomm Mobile Solutions. The amounts outstanding on the credit facility were $210,438 and $405,701 as of June 30, 2002 and December 31, 2001, respectively. As of June 30, 2002, Cycomm was in compliance with the terms of the credit facility. As of December 31, 2001, Cycomm was not in compliance with the terms of its loan agreement as total borrowings under the revolving credit facility exceeded the available borrowing base of the underlying collateral by $5,019.

NOTE 5: CONVERTIBLE DEBENTURES

On June 17, 2002, Cycomm issued $1,050,000 of 8% convertible debentures due June 17, 2003 which are convertible at the option of the holders into Cycomm common stock at the lesser of 75% of the average of the three lowest closing prices for the 30 days prior to the date of issuance ($0.04), or 75% of the average of the three lowest closing prices for the 30 days prior to the date of conversion. The debentures are fully eligible for conversion as of June 17, 2002. Interest on the debentures can be paid in either cash or common stock, at Cycomm's option. In the event that the debentures have not been fully converted into common stock at the date of maturity, the debentures can be converted into common stock at Cycomm's option. Cycomm issued 5,000,000 shares of common stock to be available upon conversion of the debentures. The shares of common stock are restricted and are being held in escrow by the collateral agent and holder of the convertible debentures. In connection with the issuance of the debentures, Cycomm issued 13,125,000 warrants to purchase common stock at $0.08 per share. The warrants are immediately exercisable for a period of seven years.

Cycomm allocated the proceeds from the offering, less issue costs paid to the investor of $53,301, to the warrants and the debentures based on the relative fair value of each instrument. This resulted in $343,870 recorded as a discount on the convertible debentures for the relative fair value of the warrants. The proceeds allocated to the debentures were compared to the fair value of the common stock into which the debentures are convertible in order to determine the intrinsic value of the beneficial conversion feature. The value of the beneficial conversion feature of $652,829 was recorded as an additional discount on the convertible debentures. The total discount was limited to the proceeds raised, less issue costs paid to the investor of $53,301, and will be amortized as interest expense over the term of the debentures.

NOTE 6: CAPITAL STOCK

Common Stock

On January 8, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 1,000,000 shares of common stock for cash proceeds of $135,000.

On January 11, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 1,500,000 shares of common stock for cash proceeds of $150,000.

On January 23, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 1,500,000 shares of common stock for gross proceeds of $225,000. Cash proceeds, after commissions and issue costs were $150,000.

On January 31, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 1,428,572 shares of common stock for cash proceeds of $200,000.

On February 13, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 1,500,000 shares of common stock for gross proceeds of $270,000. Cash proceeds, after commissions and issue costs were $195,000.

On March 7, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 2,750,000 shares of common stock for cash proceeds of $250,000.

On March 15, 2002, Cycomm issued 2,500 shares of common stock in payment of legal services totalling $500.

On March 15, 2002, Cycomm issued 50,000 shares of common stock upon the exercise of non-employee stock options for proceeds of $500.

On March 26, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 1,764,706 shares of common stock for cash proceeds of $150,000.

On April 3, 2002, Cycomm issued 1,052,632 shares of common stock in settlement of a lawsuit. The shares were issued in full settlement of a $100,000 obligation.

On April 26, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 2,333,333 shares of common stock for cash proceeds of $175,000.

On May 3, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 2,000,000 shares of common stock for cash proceeds of $140,000.

On May 14, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 2,500,000 shares of common stock for cash proceeds of $200,000.

On May 22, 2002, Cycomm raised capital through a private equity placement of its common stock. Cycomm issued 1,500,000 shares of common stock for cash proceeds of $112,500.

NOTE 7: SEGMENT AND RELATED INFORMATION

Cycomm has one reporting segment, which sells wireless rugged computing products and peripherals. Prior to June 28, 2002, we operated a manufacturing facility in Montreal, Canada. On June 28, 2002, we closed this facility and transferred inventory and certain fixed assets to our Melbourne, Florida facility. Fixed assets with a book value of $130,214 were not transferred to Florida, and were written off as of June 30, 2002. Geographic region data on sales and the location of identifiable assets is provided in the tables below.

                              Quarters Ended                    Six Months Ended
                              --------------                    ----------------
                               June 30,     June 30,    June 30,     June 30,
                                  2002        2001         2002        2001
                                  -----       -----        -----       ----
Geographic Region Data
Sales
      United States           $ 389,173    $ 557,464    $929,236   $1,838,805
      Canada                      8,518       19,479      40,388       38,668
                              ---------    ---------    --------   ----------
                              $ 397,691    $ 576,943    $969,624   $1,877,473
                              =========    =========    ========   ==========
Loss from Operations
      United States           $ 565,667    $ 689,060  $1,169,078   $1,473,713
      Canada                  1,220,893      439,224   1,658,347      794,373
                             ----------   ----------  ----------   ----------
                             $1,786,560   $1,128,284  $2,827,425   $2,268,086
                             ==========   ==========  ==========   ==========


Identifiable Assets           June 30,
                                2002
      United States          $1,473,555
      Canada                        ---
                             ----------
                             $1,473,555
                             ==========

NOTE 8: SUBSEQUENT EVENTS

On July 1, 2002 Cycomm issued 1,000,000 warrants to purchase Cycomm common stock at $0.01 per share in payment of a consulting agreement, and an additional 1,000,000 warrants to purchase Cycomm common stock at $0.01 per share in payment of another consulting agreement.

On July 31, 2002, Cycomm issued 288,344 shares of common stock upon conversion of debentures with principal and accrued interest of $7,569.

On August 12, 2002, Cycomm issued 500,448 shares of common stock upon conversion of debentures with principal and accrued interest of $13,162.

On August 12, 2002, Cycomm issued 2,000,000 shares of common stock to be held in escrow. These shares were issued in anticipation of a proposed future financing.

On September 4, 2002, Cycomm issued $250,000 of 8% convertible debentures due September 4, 2003 which are convertible at the option of the holders into Cycomm common stock at the lesser of 75% of the average of the three lowest closing prices for the 30 days prior to the date of issuance ($0.04), or 75% of the average of the three lowest closing prices for the 30 days prior to the date of conversion. The debentures are fully eligible for conversion as of June 17, 2002. Interest on the debentures can be paid in either cash or common stock, at Cycomm's option. In the event that the debentures have not been fully converted into common stock at the date of maturity, the debentures can be converted into common stock at Cycomm's option. Cycomm issued 2,000,000 shares of common stock to be available upon conversion of the debentures. The shares of common stock are restricted and are being held in escrow by the collateral agent and holder of the convertible debentures. In connection with the issuance of the debentures, Cycomm issued 3,125,000 warrants to purchase common stock at $0.08 per share. The warrants are immediately exercisable for a period of seven years.

On September 24, 2002, Cycomm issued 289,098 shares of common stock upon conversion of debentures with principal and accrued interest of $7,661.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Cycomm International Inc. and Subsidiaries



      We have audited the accompanying consolidated balance sheets of Cycomm International Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cycomm International Inc. and subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring losses from operations and has a working capital deficiency and an accumulated deficit. Further, the Company was not in compliance with the terms of its debt agreements at December 31, 2001, and it likely that there will be instances of non-compliance with the terms of its debt agreements in 2002. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.


                                                      /s/ Ernst & Young LLP
McLean, Virginia
March 22, 2002
Except for Note 18, as to which the date is
April 9, 2002

                                    Page 43

                    CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS

                                                    December 31,    December 31,
                                                        2001           2000
                                                        -----          ----
ASSETS
Current assets:
 Cash and cash equivalents                             $80,804       $301,110
 Accounts receivable, less allowance
  for doubtful accounts of $50,000
  and $50,000, respectively                            510,048        522,119
 Inventories, net of allowance for obsolete
  inventory of $201,460 and $127,227,
  respectively                                         489,236      1,607,059
 Deposits with materials suppliers                         ---        283,449
 Foreign taxes receivable                              141,413         96,948
 Prepaid expenses                                       30,562         78,192
 Other assets                                              ---         14,520
                                                     ---------      ---------
   Total current assets                              1,252,063      2,903,397

Equipment, net                                         177,977        227,728
                                                    ----------     ----------
Total assets                                        $1,430,040     $3,131,125
                                                    ==========     ==========

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable - trade                             $950,955     $1,396,182
 Accrued liabilities                                 1,247,469      1,296,382
 Acquisition earn-out obligation                           ---        300,000
 Dividends payable on preferred stock                   38,466         28,466
 Current portion of capital lease obligations            9,626          8,718
 Revolving credit facility                             405,701        675,520
                                                     ---------      ---------
   Total current liabilities                         2,652,217      3,705,268

Capital lease obligations, less current portion         14,488         25,127

Commitments and contingencies (Note 4)

Stockholders' deficit:
 Convertible preferred stock, $50,000 par
  value, unlimited authorized shares, 2 and
  11 shares issued and outstanding
  at December 31, 2001 and December 31, 2000,
  respectively                                         105,000        560,500
 Common stock, no par value, unlimited
  authorized shares, 56,323,871 issued
  and outstanding at December 31, 2001,
  and 34,145,982 issued and 30,145,982
  outstanding at December 31, 2000                   68,214,258     63,653,477
 Notes receivable - stockholders                            ---        (66,714)
 Accumulated deficit                                (69,555,923)   (64,746,533)
                                                    -----------    -----------
    Total stockholders' deficit                      (1,236,665)      (599,270)
Total liabilities and stockholders' deficit
                                                    -----------    -----------
                                                     $1,430,040     $3,131,125
                                                    ===========    ===========

                            See accompanying notes

                  CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Year ended      Year ended
                                                  December 31,     December 31,
                                                       2001           2000

Sales                                              $5,122,320      $3,432,129
Cost of sales                                       4,754,662       3,461,560
                                                    ---------       ---------
Gross profit (loss)                                   367,658         (29,431)

Expenses:
 Selling, general and administrative                4,087,059       3,835,302
 Research and product development                     893,583         784,296
 Depreciation and amortization                         76,203          88,686
                                                    ---------      ----------
                                                     5,056,845      4,708,284
                                                    ----------     ----------
Loss from Operations                                (4,689,187)    (4,737,715)

Other Income (Expense)

 Interest income                                         9,257         44,008
 Interest expense                                     (316,164)      (431,473)
 Loss on disposal of fixed assets                          ---        (22,500)
 Gain on legal settlement                              150,000            ---
 Other income                                           46,370          4,585
                                                    ----------     ----------
                                                      (110,537)      (405,380)
                                                    ----------     ----------

Loss from Continuing Operations                     (4,799,724)    (5,143,095)

Discontinued Operations:
  Gain on dissolution of discontinued
  operation: Cycomm Secure
  Solutions, Inc.                                          ---      1,119,273
                                                     ---------     ----------

Net loss                                            (4,799,724)    (4,023,822)

 Beneficial return on preferred shares                (162,500)      (117,500)
                                                    ----------     ----------

Net loss attributable to common stockholders       $(4,962,224)   $(4,141,322)
                                                   ===========    ===========

Earnings per share - basic and diluted
Loss per share from continuing operations               $(0.11)        $(0.20)
Gain per share on dissolution of Cycomm Secure
Solutions Inc.                                             ---           0.04
Net loss per share attributable to beneficial
return on preferred shares                               (0.01)         (0.00)
                                                        ------         ------
Net loss per share attributable to common
stockholders                                            $(0.12)        $(0.16)
                                                        ======         ======
Shares used in the calculation of basic and
diluted net loss per share                          42,012,497     26,138,625
                                                    ==========     ==========

                            See accompanying notes

                   CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Year Ended     Year Ended
                                                    December 31,   December 31,
                                                        2001            2000
                                                       -----            ----

Operating activities
 Net loss                                          $(4,799,724)     $(5,143,095)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
     Depreciation and amortization                      76,203           88,686
     Obsolete inventory                                357,662           60,000
     Acquisition earn-out settlement                   113,000              ---
     Loss on disposal of fixed assets                      ---           22,500
  Change in operating assets and liabilities           722,334         (175,776)
                                                    ----------       ----------
  Cash used in operating activities                 (3,530,525)      (5,147,685)
                                                    ----------       ----------

Investing activities
 Purchase of equipment                                 (26,452)         (47,698)
                                                       -------          -------
Cash used in investing activities                      (26,452)         (47,698)
                                                       -------          -------

Financing activities
Issuance of common stock, net of issuance costs      3,004,721        5,364,999
Issuance of preferred stock, net of issuance costs     611,500          353,000
Net repayments under revolving credit facilities      (269,819)        (239,584)
Repayment of obligations under capital leases           (9,731)          (4,789)
                                                     ---------        ---------
Cash provided by financing activities                3,336,671        5,473,626
                                                     ---------        ---------

Increase (decrease) in cash and cash equivalents
 during the year                                      (220,306)         278,243
Cash and cash equivalents, beginning of year           301,110           22,867
                                                       -------         --------
Cash and cash equivalents, end of year                 $80,804         $301,110
                                                       =======         ========

                            See accompanying notes

                  CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                                                Notes
        PreferredPreferred Common    Common   Receivable  Accumulated
          Shares   Stock   Shares    Stock   Stockholders  Deficit      Total
Balance,
December
31,
1999        7   $296,250 16,807,696$54,315,402$(60,511)$(60,644,958)$(6,093,817)


Net
Loss       ---      ---      ---         ---      ---    (4,023,822) (4,023,822)
Issu-
ance
of
common
stock:
Sale of
 common
 stock     ---      ---  9,400,000    5,290,000   ---        ---      5,290,000
Shares
 issued
 in
 settle-
 ment of
 vendor
 obliga-
 tion      ---      ---    194,283       84,012   ---        ---         84,012
Shares
 issued in
 settle-
 ment
 of
 obliga-
 tion
 of
 acquisi-
 tion
 earn-out  ---      ---    400,000      200,000   ---        ---        200,000
Conversion
 of
 debenture
 into
 common
 stock     ---      ---  1,034,904      517,452   ---        ---        517,452
Exercise of
 stock
 options
 and
 warrants  ---      ---    345,833       74,999   ---        ---         74,999
Issuance of
 preferred
 stock:
Conversion
 of
 debentures
 into Series
 E preferred
 stock      30  3,000,000      ---         ---    ---        ---      3,000,000
  Issuance -
  Series F
  preferred
  stock      9    353,000      ---         ---     ---       ---        353,000
Conversion
 of
 preferred
 stock     (35)(3,206,250) 1,963,266   3,289,112   ---       ---         82,862
Beneficial
 conversion
 rights
 on
 preferred
 stock     ---    117,500      ---      (117,500)  ---       ---           ---
Accrued
 interest
 on notes
 receivable -
 stock
 holders   ---      ---        ---         ---    (6,203)    ---         (6,203)

                                    Page 47

Dividends
 on
 preferred
 stock     ---      ---        ---         ---      ---     (77,753)    (77,753)
           ---    -----    --------    ---------  -------   ---------   -------
Balance,
December
31, 2000    11 $560,500 30,145,982 $63,653,477$(66,714)$(64,746,533)  $(599,270)
          ==== ========  ========== =========== =======  ===========    ========

Net Loss   ---      ---        ---         ---     ---   (4,799,724) (4,799,724)
Issuance
 of common
 stock:
Sale of
 common
 stock     ---      ---  17,752,185    2,999,721   ---        ---     2,999,721
Shares
 issued in
 settle-
 ment
 of
 interest
 due        ---      ---    300,000       52,500   ---        ---        52,500
Shares
 issued in
 settle-
 ment
 of
 obligation
 of
 acquisi-
 tion
 earn-out   ---      ---  1,700,000      413,000   ---        ---       413,000
Exercise of
 stock
 options    ---      ---    500,000        5,000   ---        ---         5,000
Issuance of
 preferred
 stock:
 Issuance -
 Series F
 preferred
 stock       13    611,500      ---         ---    ---        ---       611,500
Conversion
 of
 preferred
 stock      (22)(1,229,500) 5,925,704   1,253,060  ---        ---        23,560
Beneficial
 conversion
 rights on
 preferred
 stock      ---    162,500      ---      (162,500) ---         ---         ---
Write-off
 of notes
 receivable -
 stockholders
 and
 related
 interest
 receivable ---      ---        ---         ---  66,714        ---       66,714
Dividends
 on
 preferred
 stock      ---      ---        ---        ---    ---       (9,666)     (9,666)
           ----   ------- ---------  ---------  ------ ------------ ------------
Balance,
December
31, 2001    2    $105,000 56,323,871$68,214,258   --- $(69,555,923) $(1,236,665)
          ====    ======= ========== ========== ====== ============ ===========

                             See accompanying notes

CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001



NOTE 1:  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cycomm International Inc. ("Cycomm") is a manufacturer of wireless, ruggedized mobile computers, branded under the name "PCMobile". Cycomm is based in McLean, Virginia, with a manufacturing facility in Montreal, Quebec and a repair and maintenance facility in Melbourne, Florida.

Our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We incurred a net loss from continuing operations of $4.8 million for the year ended December 31, 2001 and as of that date had a working capital deficit of approximately $1.4 million and an accumulated deficit of $69.6 million. Further, we were not in compliance with the terms of our debt agreements at December 31, 2001. These factors raise substantial doubt about Cycomm's ability to continue as a going concern.

Management has taken several steps towards addressing the going concern issue. In 2001, we increased revenues and reduced net loss from operations, primarily as a result of sales to our largest customer, Montgomery County, Maryland. At the end of 2001, we began to sell products into the utilities markets. Looking forward, we plan to enter the federal government, military, and field service markets, offer a wider variety of products, and implement significant cost reduction initiatives. We plan to fund operations through working capital, borrowings on our secured line of credit and through private equity placements.

Cycomm has historically been able to raise capital through private equity placements and debenture issuances. During 2001, we raised $3,611,221 in private equity placements (See Note 10: Capital Stock). Subsequent to December 31, 2001, Cycomm has raised $1,230,000 in private equity placements (See Note 18:
Subsequent Events for further detail).

These consolidated financial statements do not give effect to any adjustments which would be necessary should Cycomm be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements. In the event that Cycomm is unable to achieve its plans to fund operations, Cycomm will consider further cost reductions and may be required to seek protection under the United States Bankruptcy Code.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Cycomm and its wholly-owned subsidiary after elimination of intercompany accounts and transactions.

Cash and Cash Equivalents

Cycomm considers all short-term deposits with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Market is determined by the replacement cost method for raw materials and the net realizable value method for work in process and sub-assemblies and finished goods.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities, capital lease obligations, notes payable and convertible debentures approximate their fair values.

Equipment and Depreciation

Equipment is carried at the lower of cost or market less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets as follows:

      Equipment under capital lease     Term of the respective lease
      Furniture and fixtures            5 to 7 years
      Research equipment                3 to 10 years
      Computer equipment                3 to 7 years
      Office equipment                  5 to 7 years
      Manufacturing equipment           3 to 7 years

Amortization of leasehold improvements is calculated on a straight-line basis over the term of the respective lease.

Research and Product Development Costs

Research and product development costs are expensed as incurred.

Leases

Equipment acquired under leases which transfer substantially all of the benefits of ownership to the lessee are recorded as the acquisition of assets and the assumption of a related obligation. Under this method, assets are depreciated over their expected useful lives, and obligations, including interest thereon, are extinguished over the life of the lease.

All other leases are accounted for as operating leases wherein rental payments are charged to operations as incurred.

Revenue Recognition

Product sales, less estimated returns and allowances, are recorded at the time of shipment. Revenue is recognized when it meets four basic criteria: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured.

Product Warranty

Cycomm provides a three year warranty for its PCMobile computers which excludes certain components. The rechargeable batteries and some hard drives are covered by a one year warranty, while the magnesium casing of the PCMobile comes with a limited lifetime warranty. A reserve is established to cover estimated warranty costs during this period. Warranty reserves for the years ended December 31, 2001 and 2000 were $602,480 and $677,100 respectively, and are included in accrued liabilities.

Advertising Costs

Cycomm expenses advertising costs as incurred. Such costs were insignificant in 2001 and 2000.

Foreign Currency Transactions

The Company considers the functional currency of its foreign subsidiary to be the U.S. dollar. Exchange adjustments from foreign currency transactions are recognized in income and were insignificant in 2001 and 2000.

Earnings Per Share

The Financial Accounting Standards Board's Statement No. 128, "Earnings per Share", requires companies to report basic earnings per share (EPS) and diluted EPS. Basic EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year plus the incremental shares that would have been outstanding upon the assumed exercise of eligible stock options, warrants and the conversion of certain debenture issues. Included in EPS for 2001 and 2000 are charges of $162,500 and $117,500 related to the beneficial conversion feature of Cycomm's convertible preferred stock. For the years ended December 31, 2001 and 2000, the effect of the exercise of stock options, warrants and the conversion of preferred stock and debentures would be anti-dilutive, and therefore, diluted earnings (loss) per share is equal to basic earnings (loss) per share as disclosed in the consolidated statements of operations.

Stock-based compensation

The provisions of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, allow companies to either expense the estimated fair value of stock options or to continue their current practice but disclose the pro forma effects on net income and earnings per share had the value of the options been expensed. Cycomm has elected to continue its practice of recognizing compensation expense for its stock option and warrant incentive plans under Accounting Principles Board Statement No. 25 ("APB 25"), and to provide the required pro forma information for stock options and warrants granted after June 1, 1995. Under APB 25, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date, or other measurement date, over the exercise price.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply Statement 142 beginning in the first quarter of 2002. Application of the nonamortization and impairment provisions of Statement 142 is not anticipated to be significant.

Reclassification

Certain items previously reported in specific financial statement captions have been reclassified to conform with the 2001 presentation.

NOTE 3: DISCONTINUED OPERATIONS

On June 21, 1999, Cycomm completed the sale of the assets of its Cycomm Secure Solutions Inc. ("CSS") subsidiary. Proceeds on the sale of CSS' assets were used to repay a portion of CSS' bank debt and to satisfy CSS' lease and property tax obligations. On June 29, 2000, Cycomm completed the legal dissolution of its CSS subsidiary. As a result of the dissolution, Cycomm is not entitled to receive any assets generated in the future by CSS, and is not liable for any present or future unsatisfied claims of CSS' creditors. Cycomm recognized a gain of $1,119,273 related to the dissolution of CSS.

NOTE 4:  ACQUISITION EARN-OUT

In connection with the purchase price paid for Cycomm's acquisition of its Cycomm Mobile Solutions subsidiary in 1996, Cycomm entered into an acquisition earn-out agreement with the seller, M3i Technologies Inc. and M3i Systems Inc. (collectively the "Seller"). The earn-out provision of the purchase price was to be paid in Cycomm common stock, up to a maximum value of $4,000,000, subject to provisions based on the achievement of certain unit sales volumes for a five year period. Common stock issued under the earn-out provisions was to be issued at the average current market price of the last month for the quarter in which it was earned.

In the period from 1996 through 1998, Cycomm paid $1,354,796 of contingent consideration to the seller, which was paid in 444,862 shares of common stock. In September of 1998, Cycomm and the Seller were parties to a lawsuit regarding the interpretation of the earn-out agreement. On May 24, 1999, Cycomm and the Seller entered into a complete settlement of the litigation. The settlement was amended to allow Cycomm until September 30, 2001 to pay the Seller $700,000 in full settlement of the obligation. In 2000, Cycomm paid the seller $200,000 in cash, and issued 400,000 shares of common stock with a value of $200,000. On September 27, 2001, Cycomm issued 1,500,000 shares of common stock to the Seller in full settlement of the remaining $300,000 of the obligation.

In conjunction with the 1999 settlement and subsequent amendments, Cycomm issued 200,000 warrants to the Seller with a fair value on the date of issuance of $88,000. It was considered part of the purchase price and subsequently written off in conjunction with a goodwill impairment charge. Additionally, in consideration of the subsequent amendments to the settlement agreement, Cycomm has issued 200,000 shares of common stock to the Seller. Cycomm recognized $113,000 in additional expense during 2001 related to the issuance of common stock in settlement of the obligation.

NOTE 5:  INVENTORIES

Inventories by categories are as follows:

                                        December 31,  December 31,
                                            2001          2000
                                            -----         ----

Raw materials                             $645,286    $1,376,206
Work in process and sub-assemblies          35,966       133,106
Finished goods                               9,444       224,974
Allowance for obsolete inventory          (201,460)     (127,227)
                                          ---------     ---------
                                          $489,236    $1,607,059

Cycomm continually evaluates inventory for obsolescence or impairment in value. The impairment loss is measured by comparing the carrying amount of the inventory to its fair value with any excess of carrying value over fair value reserved. Fair value is based on market prices where available, or on an estimate of market value.

NOTE 6:  EQUIPMENT

Equipment and accumulated depreciation and amortization by categories are as follows:

                                                       Accumulated
                                                       depreciation
                                                           and         Net book
                                           Cost        amortization      value
December 31, 2001

Equipment under capital leases            $14,754         $11,177        $3,577
Furniture and fixtures                     35,788          27,842         7,946
Research equipment                         63,276          31,717        31,559
Computer equipment                        177,571         131,498        46,073
Office equipment                           86,488          59,298        27,190
Manufacturing equipment                   132,474          81,821        50,653
Leasehold improvements                     74,650          63,671        10,979
                                           ------          ------        ------
                                          585,001         407,024       177,977
                                          =======         =======       =======
December 31, 2000

Equipment under capital leases            $14,754          $8,494        $6,260
Furniture and fixtures                     30,177          18,954        11,223
Research equipment                         47,251          21,071        26,180
Computer equipment                        163,704         101,251        62,453
Office equipment                           80,835          58,847        21,988
Manufacturing equipment                   142,783          61,375        81,408
Leasehold improvements                     69,958          51,742        18,216
                                           ------          ------        ------
                                         $549,462        $321,734      $227,728
                                         ========        ========      ========

Depreciation and amortization expense for the years ended December 31, 2001 and 2000 was $76,203 and $88,686, respectively.

NOTE 7:  NOTES PAYABLE AND CONVERTIBLE DEBENTURES

Cycomm has a revolving credit facility from a lender under which Cycomm may, at its option, borrow and repay amounts up to a maximum of $2,000,000. Borrowings under this credit facility bear interest at prime plus 3%. The credit facility is collateralized by the trade accounts receivable, inventory and other assets of Cycomm Mobile Solutions. The amounts outstanding on the credit facility were $405,701 and $675,520 as of December 31, 2001 and December 31, 2000,
respectively. As of December 31, 2001, Cycomm was not in compliance with the terms of its loan agreement as total borrowings under the revolving credit facility exceeded the available borrowing base of the underlying collateral by $5,019. As of March 22, 2002, Cycomm was in compliance with the terms of its loan agreement. The revolving credit facility was renewed and amended subsequent to year end (See Note 18: Subsequent Events).

On February 28, 1997, Cycomm issued $3,000,000 of 10% convertible debentures due February 28, 1999 which were convertible at the option of the holders into Cycomm's common stock. On March 31, 2000, Cycomm entered into an agreement with the debenture holders under which the debentures were sold to a third party, who was assigned all rights privileges and obligations of the original holders. Concurrent with the sale, Cycomm entered into an agreement with the new holders under which the debentures were converted into preferred stock of Cycomm. The debentures were converted into 30 shares of Series E convertible redeemable preferred stock ("Series E preferred stock") with a conversion value of $100,000 per share. The Series E preferred stock was convertible at any time into common stock at the option of the holder. The conversion price was equal to the average closing bid price of Cycomm's stock for the 20 days prior to the date of conversion. The Series E preferred stock could not be converted for less than $2.00 per share. The Series E preferred stock accrued dividends at 7% per annum, which could be paid in cash or in common stock at the option of the Company. The Series E preferred stock was redeemable at Cycomm's option at a price equal to conversion price on the date of redemption. The Series E preferred stock had no mandatory redemption provisions. The Series E preferred stock was converted into

1,500,000 shares of Cycomm's common stock during the year ended December 31, 2000. See Note 10: Capital Stock for further discussion of the Series E preferred stock.

On September 20, 1999, the Company issued a $500,000 7% convertible debenture due September 20, 2004 which was convertible at the option of the holder into Cycomm's common stock at the lesser of $0.50 per share or the average closing bid price of Cycomm's common stock for the 5 days prior to conversion. On March 30, 2000, the debenture was converted. At the time of conversion, the debenture had earned accrued interest of $17,452. The principal and accrued interest were converted into 1,034,904 shares of common stock.

NOTE 8: DEFERRED REVENUE

Cycomm recorded deferred revenue related to sales in which customers were shipped PCMobiles with 586 processors (the "586s") to be used until PCMobiles with Pentium processors (the "Pentiums") became available. At the time the shipments were made, Cycomm was still in the process of developing the Pentium PCMobile, however the customers agreed to take 586s until Cycomm was able to deliver Pentiums. The customers paid the full price for Pentiums at the time of the shipment, which was recorded as deferred revenue. When the Pentiums became available, the customers could trade in the 586s for Pentiums at no additional charge. The customers retained the right to return the 586s at any time before they received the Pentiums. Upon the return of the 586s, the customers would be entitled to a full refund, and the entire sale would be cancelled.

On April 4, 2000, Cycomm entered into an agreement under which a customer agreed to keep the 586 units originally delivered, instead of trading the units for Pentiums. The customer agreed to forfeit its right to trade in the units in exchange for the forgiveness of $278,818 owed to Cycomm. Cycomm also provided the customer with 15 additional PCMobile units at no additional cost. As a result of this settlement, Cycomm recognized previously deferred revenue of $770,122 in the year ended December 31, 2000.

NOTE 9:  COMMITMENTS AND CONTINGENCIES

Lease Commitments

Cycomm leases equipment, included in fixed assets, under leases which are classified as capital leases. Total payments under these capital leases are due in monthly installments with imputed interest in a range of 10.3% to 12.7% through December 31, 2006. Cycomm occupies office space at various locations under non-cancellable operating leases. Certain leases contain escalation clauses and require the Company to pay its share of any increase in operating expenses and real estate tax. Future minimum lease payments under Cycomm's capital and non-cancellable operating leases are as follows:

                                                Capital        Operating
Year ending December 31,                       Leases           Leases

2002                                          $11,364         $371,548
2003                                            8,071          373,098
2004                                            6,256          381,000
2005                                            3,267          389,125
2006                                              ---          218,819
Thereafter                                        ---          162,496
                                               ------       ----------
                                               28,958       $1,896,086
                                               ======       ==========


Less:  amount representing interest on
capital leases                                  4,844
                                                -----
Present value of future minimum capital
lease payments                                $24,114
                                              =======

Total rental expense under the various operating leases for continuing operations amounted to $364,237 and $275,459 for the years ended December 31, 2001 and 2000, respectively.

Purchase Commitments

As of December 31, 2001, the Company had purchase commitments of $2.1 million to purchase inventory parts.

Contingencies

Cycomm is engaged in ordinary and routine litigation incidental to its business. Management does not anticipate that any amounts which it may be required to pay by reason thereof will have a material effect on Cycomm's financial position or results of operation.

NOTE 10:  CAPITAL STOCK

Authorized Capital

The authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

Common Stock

During 2000, Cycomm raised capital through 7 separate private equity placements of its common stock. The stock was issued at a discount to the market price on the date of the issuance. In total, the Company issued 9,400,000 shares of common stock for gross proceeds of $5,620,000. Cash proceeds, after commissions and issue costs were $5,290,000. In conjunction with these private placements, the Company issued 6,919,999 warrants with an exercise price of $0.75.

In 2000, Cycomm issued 194,283 shares in full settlement of a vendor obligation of $84,012.

Cycomm issued 145,833 shares of common stock upon the exercise of non-employee stock options for proceeds of $74,999.

During 2001, Cycomm raised capital through 14 separate private equity placements of its common stock. The stock was issued at a discount to the market price on the date of the issuance. In total, the Company issued 17,752,185 shares of common stock for gross proceeds of $3,133,084. Cash proceeds, after commissions and issue costs were $2,999,721. In conjunction with these private placements, the Company issued 250,000 warrants with an exercise price of $0.25 per share, 411,000 warrants with an exercise price of $0.20 per share, 176,471 warrants with an exercise price of $0.17 per share and 255,000 warrants with an exercise price of $0.15 per share.

Included in the 14 separate private equity placements is the sale of 4,000,000 shares placed in escrow in conjunction with the issuance of Cycomm's Series F Convertible Preferred Stock (see Preferred Stock section below).

Convertible preferred shares and related accrued dividends were converted into 5,925,704 and 1,963,266 shares of common stock for the years ended December 31, 2001 and 2000, respectively. Convertible debentures and related accrued interest were converted into 1,034,904 shares of common stock during the year ended December 31, 2000. No convertible debentures were converted into common stock during 2001.

Cycomm entered into a settlement with M3i Technologies Inc. and M3i Systems Inc. (collectively "M3i") over a lawsuit regarding the interpretation of the earn-out agreement related to Cycomm's acquisition of its Cycomm Mobile Solutions subsidiary. The case was settled for $700,000, of which Cycomm paid $500,000 in common stock. In 2000, Cycomm issued 400,000 shares of common stock with a value of $200,000 to M3i. In 2001, Cycomm issued 1,700,000 shares of common stock to M3i in settlement of the remaining $300,000 obligation. On the date of settlement, the stock had a value of $413,000. Cycomm also issued an additional 200,000 shares of common stock to M3i Technologies and M3i Systems upon their exercise of stock options issued under the settlement.

In 2001, Cycomm issued 300,000 shares in full settlement of $52,500 of accrued interest.

In 2001, Cycomm issued 500,000 shares of common stock upon the exercise of non-employee stock options for proceeds of $5,000.

Preferred Stock

On February 26, 1998, Cycomm issued 20 shares of Series B convertible redeemable preferred stock ("Series B preferred stock") with a conversion value of $50,000 per share for net proceeds of $900,000. The Series B preferred stock is convertible at the option of the holder into Cycomm common stock. The conversion price is the lesser of $2.38, or a 15% discount of the five-day average closing bid price prior to the date of conversion. In the event that Cycomm's common stock is trading at or below $1.50 per share at the conversion date, Cycomm has the right to redeem the preferred shares at a premium of 18% over the conversion price. If Cycomm does not exercise this right, the holder may convert 10% of its preferred shares, and up to a further 10% every 20 days thereafter. The Series B preferred stock has no voting rights. In the event of the liquidation of the Company, the Series B preferred stock has preferences entitling the holders to the original face value of outstanding shares, plus accrued dividends. No shares of Series B preferred stock were converted during 2001. As of December 31, 2001, 18 shares of Series B preferred stock have been converted into 547,926 shares of common stock, and 2 shares of Series B preferred stock are outstanding.

On May 5, 1999, Cycomm issued 6 shares of Series C convertible redeemable preferred stock ("Series C preferred stock") with a conversion value of $50,000 per share for net proceeds of $247,500. The Series C preferred stock was convertible at the option of the holder into common stock. As of December 31, 2000, 6 shares of Series C preferred stock were converted into 541,365 shares of common stock. As of December 31, 2001, no shares of Series C preferred stock are outstanding.

On March 31, 2000, Cycomm issued 30 shares of Series E convertible redeemable preferred stock ("Series E preferred stock") in conjunction with the conversion of the $3,000,000 7% convertible debentures due May 1, 2000 (See Note 7: Notes Payable and Convertible Debentures). In the year ended December 31, 2000, 30 shares of Series E preferred stock were converted into 1,500,000 shares of Cycomm's common stock. Accrued dividends of $63,017 were paid with the issuance of 31,507 shares of Cycomm's common stock. As of December 31, 2000, no shares of Series E preferred stock were outstanding.

On December 29, 2000, Cycomm issued 9 shares of Series F convertible preferred stock ("Series F preferred stock") with a conversion value of $50,000 per share for net proceeds of $353,000. In connection with the issuance of the Series F preferred stock, Cycomm placed 4,000,000 shares of its common stock in an escrow account to be available upon conversion of the Series F preferred stock. Cycomm issued 13 additional shares of Series F preferred stock in January 2001 for net proceeds of $611,500. The Series F preferred stock was convertible at the option of the holder into shares of Cycomm common stock. The Series F preferred stock had no voting rights. In the event of the liquidation of the Company, the Series F preferred stock had preferences entitling the holders to the original face value of outstanding shares, plus yield of 8% per annum. The conversion price was the lesser of $0.32, or a 25% discount of the three-day average closing bid price prior to the date of conversion. In the year ended December 31, 2001, 22 shares of Series F preferred stock and related accrued dividends were converted into 5,925,704 shares of common stock. As of December 31, 2001, no shares of Series F preferred stock were outstanding.

NOTE 11:  STOCK OPTIONS AND WARRANTS

Stock Options

Cycomm has historically granted non-qualified stock options to directors, officers, employees and other parties which generally become exercisable immediately and have expiration terms ranging from two to five years. The options are granted at an exercise price that equals the fair market value on the date each option is granted.

In November 1997, Cycomm adopted the 1997 Stock Option Plan ("1997 Plan") under which a maximum aggregate of 1,000,000 shares were reserved for grant to all eligible employees of the Company. The stock options granted under the 1997 Plan are exercisable at the fair market value of the common stock on the date of grant with 25% vesting on each of the four successive anniversary dates from the date of grant. The stock options have a term of ten years. No options were issued under this plan in 2000 or 2001. As of December 31, 2000, 530,000 options are available under the 1997 Plan.

During the year ended December 31, 2001, Cycomm issued 205,000 options to its officers and employees at $0.29 per share, which approximated the market price on the date the options were granted. Cycomm issued 140,000 options at $0.81 per share, which was higher than the market price on the date the options were granted. Cycomm issued 5,000 options to an employee at $0.375, which was higher than the market price on the date the options were granted. Cycomm issued 500,000 options with an exercise price of $0.01 per share in conjunction with a private placement of its common stock. These options were not covered under the 1997 plan.

During 2000, Cycomm issued 6,919,999 warrants to purchase its common stock for services related to the private placement of equity securities with exercise prices within a range of $0.40 to $2.25.

On January 24, 2000, Cycomm issued 500,000 warrants to the Chief Executive Officer, and 500,000 warrants to a member of the Board of Directors at $0.75 per share related to their participation in a private placement of common stock.

In conjunction with the private placements in 2001, Cycomm issued 2,178,159 warrants to purchase common stock with exercise prices in the range of $0.15 to $0.25 per share.

The following table summarizes the activity in common shares subject to options and warrants for the relevant periods ended December 31, 2001:

                                           Weighted                   Weighted
                                           Average                    Average
                             Options    Exercise Price  Warrants  Exercise Price

Balance, December 31, 1999   3,731,209      $0.44        350,000      $1.10
                             =========                   =======

    Granted                        ---       ---       6,919,999      $0.75
    Exercised                (145,833)      $0.51       (200,000)     $0.00
    Terminated                (50,000)      $6.24       (150,000)     $2.58
                              --------                  ---------

Balance, December 31, 2000   3,535,376      $1.31      6,919,999      $0.75
                             =========                 =========

    Granted                    850,000      $0.21      2,178,159      $0.39
    Exercised                (500,000)      $0.01            ---        ---
    Terminated              (1,020,000)     $2.31        (33,333)      0.75
                            -----------                 ---------

Balance, December 31, 2001   2,865,376      $0.86      9,064,825      $0.60
                             =========                 =========

Options were exercisable with respect to 2,595,909 shares at December 31, 2001. The weighted average exercise price of options exercisable at December 31, 2001 was $0.90. The weighted average contractual life of options outstanding as of December 31, 2001 was 2.77 years and the exercise price ranged from $0.29 to $2.50.

Warrants were exercisable with respect to 9,064,830 shares at December 31, 2001. The weighted average exercise price of options exercisable at December 31, 2001 was $0.60. The weighted average contractual life of warrants outstanding as of December 31, 2001 was 2.89 years and the exercise price ranged from $0.15 to $2.25.

Had compensation expense for Cycomm's stock options granted after June 1, 1995 been determined based on the fair value at the grant dates for awards under those plans, the Company's pro forma net loss and net loss per share for the reported periods would have been as follows:

                                        Year Ended         Year Ended
                                    December 31, 2001  December 31, 2000

Net loss attributable to common         $(4,962,224)       $(4,141,322)
stockholders
Compensation expense                       (131,607)          (464,273)
                                         ----------          ---------
Pro forma net loss attributable to
common stockholders                     $(5,093,831)       $(4,605,595)
                                        ===========        ===========

Pro forma net loss per share
attributable to common stockholders          $(0.12)            $(0.18)
                                             =======            =======

The effects on pro forma net loss per share of expensing the estimated fair value of stock options and warrants are not necessarily representative of the effects on reported net income for future years due to such things as the vesting period of the stock options and warrants and the potential for issuance of additional stock options and warrants in future years.

The fair value of options and warrants granted after June 1, 1995, used as a basis for the above pro forma disclosures, was estimated at the date of grant using the Black-Scholes option pricing model. The option and warrant pricing assumptions for 2001 include a dividend yield of 0%, an expected volatility of
1.208 and a risk free interest rate of 5.50% over the life of the options. The expected life of the options was 4 years for 2001. The option and warrant pricing assumptions for 2000 include a dividend yield of 0%, an expected volatility of 1.512 and a risk free interest rate of 6.50% over the life of the options. The expected life of the options was 5.00 years for 1999.

The weighted average fair values and exercise prices are as follows:

                           Year Ended          Year Ended
                        December 31, 2001  December 31, 2000

Weighted-average fair
value per option              $0.18              ---
granted

Weighted-average fair
value per warrant             $0.14             $0.69
granted

For the years ended December 31, 2001 and 2000, the Company recognized no compensation expense related to stock options issued to non-employees.

NOTE 12:  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the relevant periods are summarized as follows:


                                                    Year ended     Year ended
                                                   December 31,   December 31,
                                                       2001           2000
                                                       -----          ----

Cash flow effects of changes in operating
 assets and liabilities, net of
 acquisitions:
      Accounts receivable                             $12,071       $672,449
      Notes receivable (Stockholders)                  66,714           ---
      Inventories                                     760,161      (823,002)
      Prepaid expenses and other current assets        17,685        134,433
      Deposits with materials suppliers               283,449           ---
      Accounts payable,  accrued  liabilities and    (417,746)       610,466
      other current liabilities
      Deferred revenue                                    ---       (770,122)
                                                     --------      ---------
                                                     $722,334      $(175,776)
                                                     ========      =========



Non-cash investing and financing activities:
   Conversion of convertible debentures  to              ---        $517,452
   common stock
   Conversion of preferred stock and accrued
   dividends to common stock                         $978,060     $3,289,412
   Settlement of accrued liabilities                 $352,500           ---

Cash paid during the period:
   Interest paid                                     $313,042       $396,070
   Income taxes paid                                      ---            ---


NOTE 13:  INCOME TAXES

Cycomm accounts for income taxes under the liability method required by FAS Statement No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For consolidated financial statement purposes, a valuation allowance has been recognized to offset certain deferred tax assets for which realization is uncertain due to Cycomm's history of losses. Cycomm's ability to use these losses in future periods may also be limited by certain provisions of the Internal Revenue Code. Significant components of Cycomm's deferred tax liabilities and assets as of December 31, 2001 and 2000 are as follows:

                                                    December 31,  December 31,
                                                        2001          2000
                                                        ----          ----

Deferred tax assets
   Non-employee stock warrants                        268,474       278,249
   Book over tax depreciation and amortization        327,008       321,363
   Net operating loss carryforward                 21,300,107    17,096,895
   Nondeductible expense and reserves                 805,557       824,399
                                                      -------       -------
Total deferred tax assets                          22,701,146    18,520,906
Valuation allowance for deferred tax assets       (22,701,146)  (18,520,906)
                                                  -----------   -----------
Net deferred tax asset                             $     ---      $     ---
                                                   ==========     =========

There was no provision for income taxes in the years ended December 31, 2001 and 2000 as Cycomm incurred losses in those years and a valuation allowance was provided for the increase in the deferred tax asset.

A reconciliation between federal statutory income tax rates and the effective tax rate of Cycomm at December 31 is as follows:

                                                December 31,  December 31,
                                                   2001           2000
                                                   ----           ----

US federal statutory benefit rate                 (34.0)%        (35.0)%
US state tax  benefit, net of federal  income      (3.6)          (6.7)
tax effect
Permanent Items                                     0.1           (4.7)
Change in valuation allowance                      37.5           46.4
                                                   ----           ----
Effective rate on operating loss                    ---            ---
                                                   ====           ====

Cycomm has US net operating loss carryfowards available at December 31, 2001 of approximately $47.3 million for US tax purposes to offset income in future years. These carryfowards will expire in the years 2016 through 2021, unless previously utilized. The tax attributes identified above may be subject to limitation arising from changes of ownership over the three year statutory testing period. Cycomm has Canadian net operating loss carryforwards available at December 31, 2001 of approximately $6.7 million; these carryforwards will expire in the years 2004 and 2008 if not used.

In addition, Cycomm has future deductible research and development costs for Canadian federal tax purposes of $0.9 million. These costs have an indefinite carryover period.

NOTE 14:  RELATED PARTY TRANSACTIONS

In April 1997, Cycomm loaned certain officers, directors and employees an aggregate of $184,000 in order to purchase 92,000 shares of the Company's common stock in a private transaction. The loans were secured by the common stock, accrued interest at 5.9% and were due April 30, 2002. As of December 31, 2001, principal of $127,520 was outstanding, however, as a result of the decrease in value of the underlying stock, Cycomm has recorded a valuation allowance against the entire balance. The loans are reflected as contra equity accounts in the accompanying balance sheet, and have values of $0 and $66,714 for the years ended December 31, 2001 and December 31, 2000, respectively.

Cycomm subleases office space from Corstone Corporation, which previously employed Cycomm's Chief Executive Officer and former Chief Financial Officer. Corstone is a merchant banking firm that provided consulting services to Cycomm prior to 1998. These consulting services included financial, legal and administrative services. Consulting fees of $17,500 were paid to Corstone in 2001. No consulting fees were paid to Corstone for the year ended December 31, 2000. In the year ended December 31, 2001, Cycomm paid $168,509 in rent and office expenses to Corstone. The Chief Executive Officer and former Chief Financial Officer have no direct or indirect ownership interest in Corstone Corporation.

On September 20, 1999, Cycomm received an investment of $500,000 from Stephen Sparks in the form of a convertible debenture. On March 31, 2000, the convertible debenture and related accrued interest were converted into 1,034,904 shares of Cycomm's common stock. (See Note 6: Notes Payable and Convertible Debentures). In connection with this investment, Mr. Sparks was appointed to Cycomm's Board of Directors. Mr. Sparks owns several businesses in the Washington, DC area including a temporary employee staffing company. Cycomm occasionally uses Mr. Sparks' company for temporary employee staffing, and is charged standard rates for their services.

Cycomm has an employee staff leasing agreement with ProLease, a company in which Cycomm's Chief Executive Officer holds a minority ownership interest. Under this agreement, ProLease is the employer of record for Cycomm's U.S. employees and handles payroll processing, payroll tax and benefit administration, and other human resources functions. Cycomm's U.S. employees are eligible to participate in ProLease's 401(K) plans and health insurance benefits packages. Cycomm is charged standard rates for ProLease's services.

In January 2000, Cycomm raised capital through a private equity placement of common stock with a group called Special Situations Funds LLC ("SSF"). In connection with this private placement, some of our officers and directors invested money in Cycomm at the same terms offered to SSF. The amounts invested by each officer and director are listed below:

      Name of                             Shares of Common
Officer or Director    Amount Invested     Stock Received     Warrants Received

Albert I. Hawk             $250,000            500,000             591,490
Stephen Sparks              250,000            500,000             591,490
Palos Capital               250,000            500,000               ---
Corp(1)

(1) Palos Capital Corp is an independent broker dealer in which Hubert R. Marleau, a Director of Cycomm, has an ownership interest

NOTE 15: SEGMENT AND RELATED INFORMATION

In 1998, Cycomm adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, to report the results of its three business segments: Mobile Computing, Secure Computing and Communications Security. During 1999, Cycomm sold its Secure Computing and Communications Security segments resulting in the Company having only one reporting segment (See Note 3:
Discontinued Operations). The results from continuing operations on Cycomm's financial statements for the years ended December 31, 2001 and 2000 present the results of the Mobile Computing segment.

Geographic Region Data                    December 31,    December 31,
                                              2001            2000
                                              -----           ----
Sales
      United States                         $4,992,409      $2,998,342
      Canada                                   129,911         433,787
                                            ----------      ----------
                                            $5,122,320      $3,432,129
                                            ==========      ==========
Loss from Operations
      United States                         $2,943,122      $2,831,039
      Canada                                 1,746,065       1,906,676
                                            ----------      ----------
                                            $4,689,187      $4,737,715
                                            ==========      ==========
Identifiable Assets
      United States                          $ 717,048      $1,242,547
      Canada                                   712,992       1,955,292
                                            ----------      ----------
                                            $1,430,040      $3,197,839
                                            ==========      ==========

NOTE 16:  MAJOR CUSTOMERS AND SUPPLIERS

Cycomm is not dependent upon any single customer that purchases its products. However, sales to one major customer comprised 46% of consolidated sales for the year ended December 31, 2001. Sales to another major customer comprised 23% of consolidated sales for the year ended December 31, 2000.

Cycomm relies on one board fabricator located within the same geographical area as its design, engineering and assembly facilities. In addition, certain components and licensed software used in our computers are obtained from sole sources. Any interruption, suspension or termination of board fabricator and/or component deliveries from our suppliers could have a material adverse effect on business. Although management believes that in nearly every case alternative sources of supply can be located, inevitably a certain amount of time would be required to find substitutes. During any such interruption in supplies, Cycomm may have to curtail the production and sale of its computers for an indefinite period.

NOTE 17:  CREDIT RISK

Financial instruments which potentially subject Cycomm to concentrations of credit risk consist principally of trade receivables. Concentration of credit risk with respect to trade receivables exists at year end as approximately $327,718 or 68% of the outstanding accounts receivable related to three customers. Cycomm performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.


NOTE 18:  SUBSEQUENT EVENTS

Subsequent to 2001, Cycomm raised capital through 7 separate private equity placements of its common stock. In total, the Company issued 11,443,278 shares of common stock for gross proceeds of $1,380,000. Cash proceeds, after commissions and issue costs were $1,230,000.

On February 28, 2002, the terms of Cycomm's revolving credit facility were amended to reduce the maximum borrowing base from $2,000,000 to $1,000,000, and to increase the interest rate on the facility from prime plus 3% to prime plus 4%. The credit facility is collateralized by the trade accounts receivable, inventory and other assets of Cycomm Mobile Solutions.

On April 5, 2002, Cycomm entered into a settlement agreement with Michael D. Perrine, former president of the Company's Cycomm Mobile Solutions subsidiary. Cycomm had filed a lawsuit against Mr. Perrine alleging breach of contract, unjust enrichment and breach of fiduciary duty. Mr. Perrine filed a lawsuit against Cycomm alleging breach of contract and tortuous interference with existing contract and business relations. Under the terms of the settlement, Cycomm issued 1,052,632 shares of Cycomm common stock with a value of $100,000 to Mr. Perrine, and both parties agreed to dismiss their respective lawsuits. As of December 31, 2001, Cycomm has recorded an accrued liability of $100,000 related to the judgment.

On April 9, 2002, Cycomm reduced its staff from approximately 75 employees to approximately 45 employees. The reduction in staff was made to lower fixed costs and to reduce Cycomm's breakeven level of sales. The terminated personnel included 15 general and administrative employees, 8 research and development employees and 7 production employees. The reduction was largely the elimination of redundant administrative functions within the Company. The terminated employees in R&D and production were primarily responsible for design and manufacture of sub-assemblies for Cycomm's products, a function that Cycomm has chosen to outsource.

Part II. Information Not Required in Prospectus

Item 24. Indemnification of Directors and Officers.

      Provisions of the Wyoming Business Corporation Act and Cycomm's Bylaws provide indemnification for directors, officers and controlling persons of Cycomm against certain liabilities, including liability under the Securities Act of 1933, under certain circumstances. Insofar as indemnification for liabilities arising under that Act may be permitted to such persons, Cycomm has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid in the successful defense of any action) is asserted by such persons in connection with this registration statement, unless Cycomm's counsel is of the opinion that the matter has been settled by controlling precedent, Cycomm will submit to a court the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of that question.


Item 25.  Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses in connection with distribution of the Common Shares hereby registered. All amounts are estimated except the SEC fees and are expressed in U.S. dollars.

                                                      Payable by Registrant

  SEC Registration Fee                                       $   533
  Legal fees                                                   5,000
  Accounting fees                                              5,000
  Miscellaneous fees                                           1,000
                                                            --------
  Total                                                      $11,533
                                                             =======

Item 26.  Recent Sales of Unregistered Securities

      On May 14, 2002 we issued 1,500,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to New Range Management, Ltd., for net proceeds of $112,500.


Item 27. Exhibits.

(a)   Exhibits

      (1) The following exhibits are filed as part of this Registration Statement on Form SB-2/A and incorporated by reference herein to the extent possible.


            3.1   Certificate of Incorporation                          (1)
            3.2   Certificate of Incorporation on Change of Name        (1)
            3.3   Certificate of Continuance                            (1)
            3.4   Amended Articles of Incorporation
            5.1   Legal Opinion of Hirst & Applegate                     *
            ___
            10.6  Asset Purchase Agreement among and between            (2)
                  9036-8028 Quebec, Inc., Cycomm International Inc.
                  and M3i Technologies, Inc. and M3i Systems Inc.
                  date June 21, 1996
            10.7  Management Services Agreement - Albert I. Hawk        (3)
            10.11 Commercial Revolving Loan, Additional Loan and
                  Security Agreement by and among the Company
                  and American Commercial Finance Corp.                 (4)
            10.12 Cycomm International Inc. 1997 Stock Option Plan      (4)
            10.14 Stock Purchase Agreement and Certificate of
                  Designation of Series F Convertible Redeemable
                  Preferred Stock                                       (4)
            23.1  Consent of Ernst & Young, Independent Auditors         *
            23.2  Consent of Hirst & Applegate                           *
                  (included in Exhibit 5.1)

      * Filed herewith


(1) Previously filed as an Exhibit to Form 20-F Registration Statement (as amended), Form 20-F Annual Reports and Form 6-K Reports of Foreign Issuer and incorporated by reference herein.

(2) Previously filed as an Exhibit to Form 8-K dated June 21, 1996 and incorporated by reference herein.

(3) Previously filed as an Exhibit to Form 10-KSB for the year ended May 31, 1996 dated September 12, 1996 and incorporated by reference herein.

(4) Previously filed as an Exhibit to Form 10-KSB for the year ended December 31, 1997 dated March 31, 1998 and incorporated by reference herein.

Item 28. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Cycomm has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of Cycomm in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Cycomm will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia, on September 23, 2002.

                     CYCOMM INTERNATIONAL INC.



                     Albert I. Hawk
                     Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                                                      Date: October 11, 2002
-------------------------------------
Albert I. Hawk
Chief Executive Officer and Chairman of the Board
(Principal executive officer)


                                                      Date: October 11, 2002
-------------------------------------
Robert M. Hutton, Vice President of Finance
(Principal financial officer and principal accounting officer)


                                                     Date: October 11, 2002
--------------------------------------
Hubert R. Marleau, Director



                                                     Date: October 11, 2002
----------------------------------------
James L. Bland



                                                     Date: October 11, 2002
----------------------------------------
Stephen Sparks, Director






Robh/Form SB-2A/SB-2A Sept 2002

                                                                  Exhibit 23.1



                         Consent of Independent Auditors



We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 22, 2002 (except Note 18, as to which the date is April 9, 2002) in Amendment No. 2 to the Registration Statement (Form SB-2/A No. 333-96659) dated October 11, 2002 and the related Prospectus of Cycomm International, Inc. for the registration of 127,268,335 shares of its common stock.



                                                /s/ Ernst & Young LLP


McLean, Virginia
October 11, 2002

                                                                   Exhibit 5.1

              Consent of Hirst & Applegate, P.C. Wyoming Counsel

                                  ---------
                               October 11, 2002

Cycomm International Inc.
1420 Springhill Road
Suite 420
McLean, VA  22102

Ladies and Gentlemen:

      RE:   REGISTRATION ON FORM SB-2/A

      We have acted as Wyoming counsel to Cycomm International Inc., a Wyoming corporation (the "Company"), in connection with the registration of 127,268,335 shares of its common stock, no par value, (its "Common Shares"), for sale by certain stockholders of Company, the registration of 103,009,524 Common Shares to be issued upon conversion of debentures, 3,327,732 Common Shares underlying preferred stock that was converted into common stock, the registration of 1,052,632 Common Shares issued in settlement of a lawsuit and the registration of 19,878,447 Common Shares to be issued upon exercise of outstanding warrants (the "Warrants"). We have examined such documents, corporate records, minutes, consents, certificates of officers of the Company and other instruments, and have reviewed such laws and regulations as we have deemed necessary. In the course of such examination, we have assumed the genuineness of all signatures; the legal capacity of all natural persons; the authenticity of all documents submitted to us as originals; the conformity to original documents of all documents submitted to us as certified, photostatic or facsimile copies; and the authenticity and completeness of the originals of all such copies. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of Cycomm and others.

      Based upon and subject to the foregoing, and subject to the other limitations and qualifications set forth herein, we are of the opinion that the Common Shares have been duly authorized for issuance by Cycomm and that the Common Shares are, and the Common Shares underlying the debentures and Warrants upon exercise or conversion, in the manner and under circumstances described in the Registration Statement, Form SB-2/A, will be, validly issued, fully paid and nonassessable.

      The foregoing opinion is subject to the qualifications that:

(a) legality, validity or enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally;

(b) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is considered in proceedings at law or in equity;

(c) our opinion is limited to matters governed by the laws of Wyoming and no opinion is expressed herein as to any matter governed by the laws of any other jurisdiction;

(d) the opinions expressed herein are strictly limited to the matters stated herein and no other opinions may be implied beyond the matters expressly so stated.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters".

                                  Yours very truly,


                                  HIRST & APPLEGATE, P.C.

                                  BY:  DALE W. COTTAM